 As filed with the Securities and Exchange Commission on November 1, 2000

                                                Registration No. 333-46496
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                               ALZA CORPORATION
            (Exact Name of Registrant as Specified in Its Charter)
                                ---------------

                      Delaware                                             77-0142070
  (State or other jurisdiction of incorporation or
                   organization)                              (I.R.S. Employer Identification No.)

                      1900 Charleston Road P.O. Box 7210
                     Mountain View, California 94039-7210
                                (650) 564-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                             PETER D. STAPLE, ESQ.
                 Executive Vice President and General Counsel
                             1900 Charleston Road
                                P. O. Box 7210
                         Mountain View, CA 94039-7210
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  Copies to:
                               ALAN JACOBS, ESQ.
                      Heller Ehrman White & McAuliffe LLP
                       4250 Executive Square, 7th Floor
                        La Jolla, California 92037-9103
                           Telephone: (858) 450-8400
                           Facsimile: (858) 450-8499
                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933 please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933 check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                         Amount       Proposed Maximum  Proposed Maximum      Amount of
             Title of                     to be        Offering Price       Aggregate       Registration
   Securities to be Registered         Registered         Per Share      Offering Price          Fee
--------------------------------------------------------------------------------------------------------
Zero Coupon Convertible
 Subordinated Debentures due July
 28, 2020.........................    $600,873,400         100%(1)        $600,873,400       $158,631(2)
--------------------------------------------------------------------------------------------------------
Common Stock, $.005 par value.....         (3)               (3)               (3)               (4)
--------------------------------------------------------------------------------------------------------

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(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2) This fee has been paid previously and was calculated on the basis of the offering price of the debentures.

(3) Includes 15,289,430 shares of common stock issuable upon conversion of the debentures at the rate of 14.027 shares of common stock for each $1,000 principal amount at maturity of the debentures. Pursuant to Rule 416 under the Securities Act of 1933, such number of shares of common stock registered hereby, shall include an indeterminate number of shares of common stock that may be issued pursuant to the antidilution provisions of the debentures.

(4) Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the debentures because no additional consideration will be received in connection with the exercise or the conversion privilege.

                                ---------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment. A         +
+registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. These securities may not be sold nor may +
+offers to buy be accepted prior to the time the registration statement        +
+becomes effective. This prospectus shall not constitute an offer to sell or + +the solicitation of an offer to buy nor shall there by any sale of these + +securities in any state in which such offer, solicitation or sale would be + +unlawful prior to registration or qualification under the securities laws of +
+any such state.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2000

PROSPECTUS

                    [LOGO OF ALZA CORPORATION APPEARS HERE]

                                ALZA CORPORATION

       Zero Coupon Convertible Subordinated Debentures due July 28, 2020

                                      and

  15,289,430 Shares of Common Stock Issuable Upon Conversion of the Debentures

                                  -----------
  The debenture holders may sell the debentures or the shares of common stock issuable upon conversion of the debentures. See "Plan of Distribution."

The Debentures:

  . Aggregate principal amount at maturity: $1,090,000,000.

  . Issue Price: $551.26 on July 28, 2000.

  . Yield to Maturity: 3.0% per year.

  . Common stock into which debentures are convertible: 15,289,430 shares, subject to adjustment in certain events.

  . Maturity: July 28, 2020.

Redemption:

  . We may redeem the debentures in whole or in part at any time on or after July 28, 2003.

Conversion:

  . Conversion rate:14.027 shares of our common stock per debenture, subject to adjustment in certain events.

  . Holders may convert at any time prior to maturity, unless debentures have been previously redeemed or repurchased.

Repurchase:

  . Holders may require us to repurchase the debentures at a price per debenture on July 28, 2003 of $602.77, on July 28, 2008 of $699.54 and on July 28, 2013 of $811.85.

  . We may choose to pay the repurchase price in cash, shares of our common stock, or a combination of both.

  . Holders may also require us to repurchase the debentures upon a change in control.

Common Stock:

  . Our common stock is listed on the New York Stock Exchange under the symbol
    "AZA."

  . On October 26, 2000, the closing price of our common stock as reported on the New York Stock Exchange was $39.10 per share.

  All references to share amounts and earnings per share contained in this prospectus have been adjusted to reflect a 2-for-1 stock split effective November 1, 2000 and distributable on or about November 15, 2000.

  Investing in the debentures and the common stock offered in this prospectus involves a high amount of risk. Beginning on page 4, we have listed several "Risk Factors" which you should consider. You should read the entire prospectus carefully before you make your investment decision.

  The Securities and Exchange Commission and state regulatory authorities have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

                The date of this prospectus is           , 2000

                               TABLE OF CONTENTS

About ALZA..................................................................   1
Recent Events...............................................................   1
Where You Can Find More Information.........................................   2
Incorporation of Certain Documents by Reference.............................   2
Special Note Regarding Forward-Looking Statements...........................   3
Risk Factors................................................................   4
Use of Proceeds.............................................................  10

Ratio of Earnings to Fixed Charges..........................................  10
Description of Capital Stock................................................  11
Description of the Debentures...............................................  15
Selling Security Holders....................................................  30
Certain United States Federal Income Tax Considerations.....................  36
Plan of Distribution........................................................  41
Legal Matters...............................................................  42
Experts.....................................................................  42

                               ----------------

                                  ABOUT ALZA

   ALZA is a research-based pharmaceutical company with leading drug delivery technologies. We apply our technologies to develop pharmaceutical products with enhanced therapeutic value for our own portfolio and for many of the world's leading pharmaceutical companies. Our sales and marketing efforts are focused on urology, oncology and central nervous system ("CNS") products.

   Before the 1990s, our business consisted almost exclusively of product development activities undertaken pursuant to development and commercialization agreements with large pharmaceutical companies. Among the ALZA-developed products commercialized to date by partner companies under these arrangements are Duragesic(R) (fentanyl) CII for the management of chronic pain, NicoDerm(R) CQ(R) (nicotine transdermal system) for use as an aid in smoking cessation, Glucotrol XL(R) (glipizide) for the treatment of Type II diabetes, Procardia XL(R) /Adalat CR(R) (nifedipine) for the treatment of angina and hypertension, and Transderm-Nitro(R) (nitroglycerin) for the prevention and treatment of angina.

   Beginning in the early 1990s, we embarked on a new strategy to become a fully-integrated commercial pharmaceutical company. Although we have continued our traditional product development arrangements with partner companies, and currently have products in development with a number of major pharmaceutical companies, we have developed our own commercialization capabilities and activities. ALZA Pharmaceuticals, our sales and marketing division, now markets more than a dozen urology and oncology products in the United States, and has recently launched a product in the CNS area. ALZA Pharmaceuticals has a field force of approximately 700 professionals in the United States and Canada, organized into specialty sales forces targeting urology, oncology, CNS and primary care providers. In addition, approximately 360 representatives from UCB Pharma, Inc. and approximately 100 representatives from Bayer Corporation promote Ditropan XL(R) (oxybutynin hydrochloride), and approximately 300 representatives from McNeil Consumer Health Care, a Johnson & Johnson company, promote Concerta(TM) (methylphenidate HCl).

   Our principal executive offices are located at 1900 Charleston Road, P.O. Box 7210, Mountain View, CA 94039-7210, and our telephone number is (650) 564-5000. As used in this prospectus, "we" means ALZA Corporation, a Delaware corporation, and its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

                              RECENT EVENTS

   On September 29, 2000, we exercised our option to purchase all of the outstanding shares of Class A common stock of Crescendo Pharmaceuticals Corporation. We will pay the $100 million exercise price in cash. Crescendo holders of record on the closing date of the transaction will receive approximately $20.27 per share. The closing date will be November 13, 2000, subject to satisfaction of any regulatory requirements.

   On October 19, 2000, we announced third quarter revenues of $272 million, an increase of 22 percent over the third quarter of 1999. Net income increased to $57 million, or $0.23 per diluted share, for the third quarter of 2000, compared to $43 million, or $0.20 per diluted share, for the third quarter of 1999. For the nine months ended September 30, 2000, net income increased to $136 million, or $0.61 per diluted share (excluding charges in the first quarter of 2000 associated with the consolidation of certain research and development facilities), compared to $106 million, or $0.51 per diluted share (excluding the merger charge of $25 million after tax, or $0.12 per share related to the acquisition of SEQUUS Pharmaceuticals, Inc.), for the nine months ended September 30, 1999.

   On October 31, 2000, our stockholders approved a 2-for-1 stock split of our common stock, an increase in the number of authorized shares of common stock from 300,000,000 shares to 1,000,000,000 shares, and a change in the par value of our common stock from $0.01 per share to $0.005 per share. These changes to our certificate of incorporation will be effective November 1, 2000. All references to share amounts and earnings per share contained in this prospectus have been adjusted to reflect the stock split.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, New York, New York 10048. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 ("NYSE").

   This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-46496). The registration statement contains more information than this prospectus regarding ALZA and the debentures and common stock offered by this prospectus, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from its web site.

   You should rely only on the information contained, or incorporated by reference, in this prospectus or the registration statement. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling holders are offering to sell, and seeking offers to buy, debentures and shares of our common stock issuable upon their conversion only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the debentures and shares.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of the debentures and shares of common stock offered by this prospectus.

  .  Our Annual Report on Form 10-K for the year ended December 31, 1999;

  . Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

  . Our Current Reports on Form 8-K filed August 10, 2000, September 6, 2000, September 13, 2000, October 30, 2000 and November 1, 2000; and

  . The description of the common stock in our registration statements on Form 8-A filed on July 10, 1996 and December 21, 1999, as amended.


   You may request a copy of these filings (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference in the filing) at no cost, by writing or telephoning us at the following address:

                               ALZA Corporation
                       Corporate and Investor Relations
                      1900 Charleston Road, P.O. Box 7210
                         Mountain View, CA 94039-7210
                           Telephone: (650) 564-5222

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus and documents incorporated by reference in this prospectus contain forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. The occurrence of the events described, and the achievement of the intended results, are subject to the future occurrence of many events, some or all of which are not predictable or within our control; therefore, actual results may differ materially from those anticipated in any forward-looking statements. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to our business. Forward-looking statements include statements about, but are not limited to, the following subjects:

  .  our sales and marketing plans;

  .  potential product approvals and launches;

  .  our product development activities and plans; and

  .  other statements that are not historical facts.

   Forward-looking statements in this prospectus or any documents incorporated by reference into this prospectus may include, but are not limited to, statements that are not historical facts, and statements including forms of the following words and other similar words:

   .""anticipate''                      .""may''
   .""believe''                         .""might''
   .""budget''                          .""plan''
   .""could''                           .""predict''
   .""estimate''                        .""project''
   .""expect''                          .""should''
   .""forecast''                        .""intend''
   .""possible''                        .""will''

   Our forward-looking statements speak only as of the date of this prospectus and are based on currently available industry, financial and economic data and our current operating plans. They are also inherently uncertain, and investors must recognize that events could turn out to be materially different from our expectations. Factors that could cause or contribute to these differences include:

  .  risks inherent in technology and product development;

  .  risks relating to clinical development;

  . regulatory clearance to market products and medical acceptance of products;

  . risks associated with introducing and commercializing new pharmaceutical products;

  .  product marketing risks;

  . changes in the health care marketplace, including third-party reimbursement and pharmaceutical pricing controls;

  .  competition;

  .  patent and intellectual property matters;

  .  regulatory risks;

  .  manufacturing issues; and

  . other risk factors as may be discussed in our reports filed with the Securities and Exchange Commission.

   These above factors and others are discussed in more detail in "Risk Factors" and the documents incorporated in this prospectus. You should not place undue reliance on forward-looking statements.

   We disclaim any obligation or undertaking to disseminate any updates or revisions to our statements, forward-looking or otherwise, to reflect changes in our expectations or any change in events, conditions or circumstances on which any of those statements are based.

                                 RISK FACTORS

   In deciding whether to purchase the debentures and the common stock issuable upon conversion of the debentures, you should consider carefully the following risk factors, along with the other information contained or incorporated by reference in this prospectus. These factors, among others, may cause actual results, events or performance to differ materially from those expressed in any forward-looking statements we make or incorporate by reference in this prospectus.

Risks Related to the Debentures

 You cannot be sure that an active trading market will develop for the debentures.

   The debentures comprise a new issue of securities for which there is currently no public market. If the debentures are traded, they may trade at a discount from their initial offering price to investors, depending on prevailing interest rates, the market for similar securities, our performance and other factors. To the extent that an active trading market for the debentures does not develop, the liquidity and trading prices for the debentures may be adversely affected.

 We may not have the ability to raise the funds necessary to finance the change in control or other repurchases required by the indenture.

   Upon the occurrence of certain specified change of control events and on the July 28, 2003, July 28, 2008, or July 28, 2013 purchase dates, holders of debentures will have the right to require us to repurchase their debentures. In addition, we have and may in the future incur other indebtedness with similar change in control provisions permitting its holders to accelerate or to require us to repurchase that indebtedness upon the occurrence of similar events or on certain specified dates. It is possible that we will not have sufficient funds at such time to make the required repurchase of debentures or our other outstanding indebtedness or that restrictions in other potential credit arrangements or indebtedness will not allow such repurchases. Our failure to purchase tendered debentures would constitute an event of default under the indenture, whether or not repurchase is permitted by the related subordination provisions, which could affect our other debt, if any. In addition, certain important corporate events, such as leveraged recapitalizations or other transactions that would increase the level of our indebtedness, would not constitute a "change in control" under the indenture. The term "change in control" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. See "Description of the Debentures--Repurchase Right" and "--Change of Control."

 The debentures are subordinated and there are no financial covenants.

   The debentures are unsecured and subordinated in right of payment to any senior indebtedness. As a result of this subordination, in the event of our bankruptcy, liquidation or reorganization or certain other events, our assets will be available to pay obligations on the debentures only after all senior indebtedness has been paid in full. After repaying any senior indebtedness, we may not have enough assets to repay the debentures. The debentures will be effectively subordinated to all our subsidiaries' indebtedness and other liabilities, including trade payables. We are not prohibited from incurring debt under the indenture. We may incur additional debt.

   The indenture does not contain any financial covenants or restrictions on the payment of dividends. The indenture does not restrict the issuance or repurchase of securities by us or our subsidiaries. The indenture contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction or a change in control except as described under "Description of the Debentures--Change of Control."

 The price at which our common stock may be purchased on the New York Stock Exchange may be lower than the conversion price of the debentures.

   Prior to electing to convert debentures, debentureholders should compare the price at which our common stock is trading in the market to the conversion price of the debentures. Our common stock trades on the NYSE under the symbol "AZA". On October 26, 2000, the last reported sale price of our common stock on the NYSE was $39.10 per share. The initial conversion price of the debentures is $39.30 per share based on the initial issue price of the debentures. The market prices of our securities are subject to significant fluctuations in response to variations in quarterly operating results, announcements of new products by us or our competitors, developments or disputes concerning patent or proprietary rights, regulatory developments in both the U.S. and foreign countries, health care reform and regulation, and economic and other external factors. In addition, the pharmaceutical sector of the stock market has in recent years experienced significant price fluctuations. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the debentures.

Risks Related to ALZA's Business

 Our expanded sales and marketing organization and pharmaceutical sales business are new and may not be successful.

   We have significantly expanded our sales and marketing organization over the last several years, and the profitability of our operations will depend on our ability to use this expanded sales force effectively. Our expanded sales and marketing organization may not succeed in increasing our revenues or profits.

   Many of the products we sell have been introduced during the last few years. Some are products that had no established market when they were introduced. Others are used for the treatment of conditions that doctors may under-diagnose or not completely understand. There can be no assurance that we will successfully achieve adequate market acceptance and sales levels for our products.

 Product development efforts may not yield successful products.

   Our future business success will depend on our ability to successfully develop and obtain regulatory approval to market new pharmaceutical products. Development of a product requires substantial technical, financial and human resources even if the product is not successfully completed. There are many risks and uncertainties inherent in this process, and it should be expected that many of the products we initially develop will not become commercial products. We may not choose product candidates that will be successful, we may not be able to execute development in a timely manner and we may not be able to fully fund development programs necessary to complete development.

 Our drug delivery systems can be costly and require years of research and development activities.

   Our drug delivery systems can be quite complex, with many different components. Their development over the many years required to take a technology from its earliest stages to its incorporation in a product that is sold commercially can cost a substantial amount of money. Significant technical challenges are common as products incorporating our technologies progress through development, particularly in the first product incorporating a new technology. Delays or unanticipated increases in costs of development at any stage of development, or failure to solve a technical challenge, could adversely affect our operating results. In addition, there can be no assurance that any particular system will perform in the same manner when used with different therapeutic agents and therefore these systems may not prove to be as useful or valuable as originally thought. Substantial funding and other resources may be required to continue the development of our systems for use with additional therapeutic agents.

 Results of clinical trials to demonstrate the safety and efficacy of products are uncertain.

   Before obtaining regulatory approvals for the sale of any of our products, we must demonstrate through preclinical studies and clinical trials that the product is safe and effective for each intended use. Clinical studies may not demonstrate the safety and effectiveness of a product. Even promising results from preclinical and early clinical studies do not always accurately predict results in later, large-scale trials. Failure to demonstrate safety and efficacy will result in our failure to obtain regulatory approvals which will adversely effect our results of operations and financial condition.

   The rate of patient enrollment sometimes delays completion of clinical studies. There is substantial competition to enroll patients in clinical trials for oncology products, and such competition has delayed clinical development of our products in the past. Delays in planned patient enrollment can result in increased development costs and delays in regulatory approval.

 Our operations depend on compliance with complex governmental regulations.

   The products that we develop and sell are subject to extensive regulation by the United States Food and Drug Administration ("FDA") and comparable agencies in other countries. These regulations govern a range of activities including clinical testing, marketing approval, manufacturing, quality assurance, labeling, advertising and record-keeping. Any delay at any point in the regulatory process could adversely affect the commercial potential of a product. Regulatory authorities may not approve a product for the uses that we propose, thereby limiting our ability to market the product. In addition, it is possible to fulfill all FDA submission requirements, but subsequently fail an FDA pre-approval inspection of the manufacturing facility, which can result in significant delay in obtaining FDA approval to market a product. Even after approvals are obtained, further delays may occur before the products become commercially available in countries requiring pricing approvals. Failure to obtain, or delays in obtaining, regulatory clearances to market new products or existing products for new indications, as well as other regulatory actions and recalls, could adversely affect our results of operations.

 Pharmaceutical pricing and reimbursement pressures may reduce profitability.

   As pressures for cost containment increase, particularly in the United States and Canada, there can be no assurance that the prices we can charge for the products we market will be as favorable as historical pharmaceutical product prices. Reimbursement by payors such as government and managed care organizations has become increasingly important, as has the listing of new products on large formularies, such as those of managed care organizations, pharmaceutical benefit providers and group buying organizations. Failure of one or more products to be included on formulary lists, or to be reimbursed by government or managed care organizations, could have a negative impact on our results of operations. In addition, in many international markets, the government controls the prices of prescription pharmaceuticals.

   Furthermore, there are currently a number of competing proposals for new U.S. legislation covering government programs involving drug reimbursement benefits for seniors, including alternative proposals made by presidential candidates. The different proposals could have very different effects on the sales and profitability of our products and legislation that would impose mechanisms for government control of prices could have an adverse impact on our business. Also, the politically-charged public debate about these legislative proposals could itself adversely affect our stock price due to increased uncertainty regarding future profitability.

   We may be forced to lower prices to compete with other products. Lower prices and competitors' attempts to gain market share could adversely affect our business, financial condition and results of operations.

 We face intense competition from other companies whose products may gain greater market acceptance than our products.

   Most or all of the products we develop or commercialize will face competition from different therapeutic agents intended for treatment of the same indications or from other products incorporating drug delivery technologies. The competition potentially includes all of the pharmaceutical companies in the world. Many of these pharmaceutical companies have greater financial resources, technical staff and manufacturing and marketing capabilities than we do. To the extent that we develop or market products incorporating drugs that are off-patent, or are being developed by multiple companies, we will face competition from other companies developing and marketing similar products.

   Pharmaceutical companies are increasingly using advertising, including direct-to-consumer advertising, in marketing their products. The costs of such advertising are very high and are increasing. It may be difficult for our company to compete with larger companies investing greater resources in these marketing activities.

   Other pharmaceutical companies are aggressively seeking to obtain new products by licensing products or technology from other companies. We will be competing to license or acquire products or technology with companies with far greater financial and other resources.

 Our success depends upon physician and patient acceptance of our products.

   Significant efforts will be required to educate physicians and other health care practitioners, as well as patients, concerning some of our products, in order that the full potential of the products can be realized. Elmiron(R) (pentosan polysulfate sodium) is used in the treatment of interstitial cystitis, a disease that is often undiagnosed or misdiagnosed. The Testoderm(R) TTS (testosterone) line of products is used to treat testosterone deficiency in men, a condition that is believed to be largely undiagnosed. Doxil(R) (doxorubicin HCl liposome injection) is the first commercial product to incorporate the STEALTH(R) liposomal technology. Concerta, which was approved by the FDA in July 2000, is used to treat attention deficit hyperactivity disorder, a disease that can be difficult to diagnose. In addition, there is some controversy associated with the diagnosis and treatment of this disease in the United States. Finally, Viadur(TM) (leuprolide acetate implant), approved by the FDA in March 2000, is the first product incorporating ALZA's DUROS(R) implant technology. The Viadur product will compete with other forms of therapy and there can be no assurance that doctors and patients will accept the product.

 We depend on relationships with other companies for revenues and access to technologies, and failure to maintain these relationships would hurt our business.

   A substantial portion of our net income currently results from royalties, fees and commercial supply prices paid by other companies selling products incorporating our technologies. These revenues vary from quarter to quarter as a result of changing levels of product sales by these companies. Because our partner companies make the decisions regarding commercializing these products, we do not directly control most of the variables that affect these revenues. In addition, these revenues can be adversely affected by competition and pressures for cost containment on partner companies.

   During the last three years, we received a substantial portion of our product development revenues from Crescendo, a company we formed in 1997 by contributing $300 million of cash to Crescendo and distributing Crescendo's Class A common stock to our stockholders. On September 29, 2000, we exercised our option to purchase all of the outstanding Class A common stock of Crescendo. Upon the closing of this acquisition, which is expected to occur on November 13, 2000, Crescendo will become a wholly-owned subsidiary of ALZA. At that time, product development revenues are expected to decrease substantially, and we will need to fund ongoing development of our products. The decrease in product development revenues, and the expense of funding product development, may have a negative impact on our financial results and stock price.

   We also rely on relationships with other companies for access to proprietary technology needed for product development, including proprietary rights to drugs that may be incorporated into our drug delivery systems. Our business could be adversely affected if we are unable to access these proprietary technologies and drugs.

 Government regulation and technical or other problems may affect our ability to manufacture our products.

   The manufacturing process for pharmaceutical products is highly regulated, and regulators may shut down manufacturing facilities that they believe do not comply with regulations. The FDA's current Good Manufacturing Practices are extensive and govern manufacturing processes, stability testing, record-keeping and quality standards. Similar, but not identical, regulations are in effect in other countries.

   Substantially all of our products are manufactured at a single facility. A shutdown in any of our product manufacturing facilities due to technical, regulatory or other problems could result in an interruption in supply of one or more of our products and could have an adverse impact on our financial results.

   Some of the critical materials and components used in our developed products are sourced from a single supplier. An interruption in supply of a key material could significantly delay the manufacturing of one or more of our products. Because the suppliers of key components and materials must be named in the New Drug Application filed with the FDA for a product, significant delays can occur if the qualification of a new supplier is required.

 Special materials must often be manufactured for the first time for use in drug delivery systems, or materials may be used in the systems in a manner different from their customary commercial uses.

   Special materials or components must be fabricated for use in our drug delivery systems, or materials may be used in the systems in a manner different from their customary commercial uses. The quality of materials can be critical to the performance of a drug delivery system, so a reliable source of a consistent supply of materials is important. Materials or components needed for our drug delivery systems may be difficult to obtain on commercially reasonable terms, particularly when relatively small quantities are required, or if the materials traditionally have not been used in pharmaceutical products.

 Patents and other intellectual property protection may be difficult to obtain or ineffective, allowing other companies to more easily produce products similar to ours.

   Patent protection generally has been important in the pharmaceutical industry. Our existing patents may not cover future products, additional patents may not be issued, and current patents or patents issued in the future may not provide meaningful protection or prove to be of commercial benefit. We also commercialize several products we have acquired or in-licensed from other companies. The extent to which those products are protected by patent rights varies significantly from product to product. If patent protection is not available, we may face greater competition or pricing pressures than expected.

   In the United States, patents are granted for specified periods of time. Some of our earlier patents covering various aspects of certain oral and transdermal dosage forms have expired, or will expire, over the next several years. In 2003, certain patents are due to expire that relate to our OROS(R) systems and the Procardia XL (nifedipine) product (which uses an OROS delivery system).

   Other companies may successfully challenge our patents in the future. In some cases, other companies have initiated reexamination by the United States Patent and Trademark Office of patents issued to us, and have opposed our patents in other jurisdictions. Others have also challenged the validity or enforceability of our patents in litigation. If any challenge is successful, other companies may then be able to use the invention covered by the patent without payment. In addition, if other companies are able to obtain patents that cover any of our technologies or products, we may be subject to liability for damages and our activities could be blocked by legal action unless we can obtain licenses to those patents.

   In addition, we utilize significant unpatented proprietary technology and rely on unpatented trade secrets and proprietary know-how to protect certain aspects of our products and technologies and the methods used to manufacture them. Other companies have or may develop similar technology which will compete with our technology.

 Generic pharmaceutical manufacturers will increase competition for certain products.

   Generic competitors generally are able to obtain regulatory approval for drugs no longer covered by patents without investing in costly and time-consuming clinical trials, and need only demonstrate that their product is equivalent to the drug they wish to copy. Because of their substantially reduced development costs, generic companies are often able to charge much lower prices for their products than the original developer of a new product. Several generic companies have filed for approval to market generic versions of the ALZA-developed Procardia XL product, and there is now generic competition in the market. This generic competition could significantly reduce our royalties from this product. A number of our products incorporate chemical entities that are not covered by patents. These products may be subject to competition from generic drugs.

 Product liability claims may increase costs and decrease profits.

   Testing, manufacturing, marketing and use of our pharmaceutical products involve substantial risk of product liability claims. In the past, product liability exposure has been modest and we have been indemnified by partner companies that market ALZA-developed products. However, due to the expansion of our sales and marketing activities, the exposure to potential product liability claims has increased significantly. Although we maintain product liability insurance, a single product liability claim could exceed coverage limits, and multiple claims are possible. If that happens, the insurance coverage we have may not be adequate, and in the future such insurance may not be renewed at an acceptable cost or at all. Our business, financial condition and results of operations could be materially and adversely affected by one or more successful product liability claims.

 Risk of impact of changes in accounting standards.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. We are continuing to evaluate SAB 101's potential future impact on our financial position and results of operations with respect to up-front fees and milestone payments we earn under distribution agreements, agreements with partner companies and certain other agreements. We expect that, under SAB 101, certain of these fees will be required to be deferred and recognized as revenue over future periods rather than immediately on a one-time basis. The SEC has delayed the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999, which for us will be the fourth quarter of 2000.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale by the selling holders of the debentures or the shares of common stock issuable upon their conversion.

                      RATIO OF EARNINGS TO FIXED CHARGES

   The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes and cumulative effect of accounting changes plus fixed charges less capitalized interest) by fixed charges (interest expense plus capitalized interest, amortization of debt issuance costs, and the portion of operating lease rental expense that represents the interest factor). Our ratio of earnings to fixed charges for each of the periods shown is as follows:

                                                  Years Ended December 31,
                                                -------------------------------
                                   Six Months
                                      Ended
                                  June 30, 2000 1999  1998  1997    1996  1995
                                  ------------- ----- ----- ----    ----- -----
                                   (unaudited)          (unaudited)
Ratio of Earnings to Fixed
 Charges.........................     4.22x     2.93x 3.67x  --(1)  3.68x 4.08x

--------

(1) In 1997, ALZA recognized pre-tax charges of $376.8 million, including a $247.0 million charge and $8.0 million of interest expense related to ALZA's distribution of shares of Crescendo and $108.5 million for acquired in-process research and development. As a result of these charges, earnings for 1997 were insufficient to cover fixed charges by $234.9 million.

                         DESCRIPTION OF CAPITAL STOCK

General

   Our authorized capital stock consists of:

  .  1,000,000,000 shares of common stock, $.005 par value; and

  .  100,000 shares of preferred stock, $.01 par value, issuable in series.

   As of October 15, 2000, there were 236,398,142 shares of common stock issued and outstanding, as adjusted to reflect our 2-for-1 stock split effective November 1, 2000. As of the date of this prospectus, there are no shares of preferred stock issued or outstanding. Except as described below under "Rights Plan," holders of our capital stock are not entitled to preemptive rights to purchase or subscribe for shares of any class or any other securities unless our board of directors so states.

   We have summarized selected provisions of our capital stock in this section. This summary is not complete. You should read the provisions of our restated certificate of incorporation and our bylaws currently in effect for provisions that may be important to you.

Common Stock

   The holders of our common stock have the right to receive dividends if they are declared by our board of directors and there are sufficient funds to legally pay dividends, subject to the rights of the holders of any outstanding preferred stock to receive preferential dividends. Upon the liquidation of ALZA, holders of common stock would share ratably in any assets available for distribution to stockholders after payment of all of our obligations and the aggregate liquidation preference (including accrued and unpaid dividends) of any outstanding preferred stock.

   Except as described below under "Rights Plan," our common stock is not redeemable and has no preemptive, subscription or conversion rights. Shares of common stock currently outstanding are, and the common stock to be issued upon conversion of the debentures will be, validly issued, fully paid and nonassessable.

   EquiServe L.P. is transfer agent and registrar for the ALZA common stock.

Preferred Stock

   The authorized ALZA preferred stock is available for issuance from time to time at the discretion of our board of directors without stockholder approval. Our board of directors has authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the dividend rate, and the voting rights, conversion privileges, redemption, sinking fund and liquidation rights, if any, and any other rights, preferences, qualifications and limitations of the particular series. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. We have no present plans to issue any preferred stock. Under our Rights Plan described below, our board of directors has reserved 30,000 shares of the preferred stock for issuance.

Rights Plan

   On December 17, 1999, our board of directors adopted a Rights Agreement (the "Rights Plan") that is designed to deter hostile takeover attempts, including the accumulation of shares in the open market or through private transactions, and to prevent an acquirer from gaining control of ALZA without offering a fair price to all of our stockholders. Under the Rights Plan, rights were distributed as a dividend at the rate of one right (an "ALZA Right") for each share of our common stock held by stockholders of record as of the close of business on January 5, 2000 and thereafter. Each holder of shares of common stock is entitled to an ALZA Right in respect of each share held by such stockholder. The ALZA Rights will expire on December 17, 2009. Under the Rights Plan, each ALZA Right initially entitles stockholders to buy one unit of a share of preferred stock for $200. Subject to certain exceptions specified in the Rights Plan, the ALZA Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of our common stock.

   If any person becomes the beneficial owner of 15% or more of our common stock, other than pursuant to a tender or exchange offer for all outstanding shares approved by a majority of the independent directors not affiliated with such person, then each ALZA Right not owned by such person or related parties will entitle its holder to purchase, at the ALZA Right's then current exercise price, shares of common stock (or, in certain circumstances as determined by our board of directors, cash, other property or other securities) having a value of twice the ALZA Right's then current exercise price. In addition, if after any person has become a 15% stockholder, ALZA is involved in a merger or other business combination transaction with a 15% stockholder or a person affiliated or associated with such 15% stockholder in which we do not survive or in which common stock is changed or exchanged, or if we sell 50% or more of our assets or earning power to a 15% stockholder or a person affiliated or associated with such 15% stockholder, each ALZA Right will entitle its holder to purchase, at the ALZA Right's then current exercise price, shares of common stock of such 15% stockholder or person affiliated or associated with such 15% stockholder having a value of twice the ALZA Right's then current exercise price.

   ALZA is generally entitled to redeem the ALZA Rights at $0.001 per ALZA Right at any time prior to the acquisition of a 15% position by a person or group.

Voting Rights

   Holders of our common stock have one vote per share on all matters submitted to a vote of stockholders. Stockholders do not have cumulative voting rights.

   Some business transactions, as defined in our bylaws, require more than a simple majority vote. These business transactions are discussed under "Business Transactions Requiring More Than a Majority Vote" below.

Classification of Board of Directors

   Our restated certificate of incorporation provides for three classes of directors: Class I, Class II and Class III. Only one class of directors is elected at each annual meeting of our stockholders, with each director elected to a three-year term.

   Classification of our board of directors could:

  . make it more difficult for a substantial stockholder to rapidly change control of our company;

  .  entrench management;

  . make it more difficult to effect a merger or similar transaction even if the transaction is favored by a majority of independent stockholders; and

  . discourage actions to acquire control of us by extending the time needed to effect a change in control of our board of directors because only a minority of the directors are elected at each annual meeting.

Business Transactions Requiring More Than a Majority Vote

   Our bylaws provide that certain transactions, including mergers, consolidations, substantial asset sales, recapitalizations, securities issuances or other business combinations with third parties who beneficially own 20% or more of the voting interests of ALZA, require the affirmative vote of the holders of at least 80% of the outstanding shares of stock entitled to vote for the election of directors unless:

  . the transaction is approved by a majority vote of the directors who are unaffiliated with the 20% owner and who were members of our board of directors immediately prior to the time that the 20% owner involved in the transaction became a 20% owner;

  . the transaction is solely between ALZA and another corporation, provided that ALZA, directly or indirectly, owns 100% of the voting stock of that corporation; or

  . the transaction is a merger or consolidation and the aggregate consideration per share to be received in the transaction is at least equal to the highest per share price paid by the 20% owner in acquiring any of its holdings of our common stock.

   The super-majority requirement described above could:

  . cause a delay, deferral or prevention of a change in control of our company;

  .  entrench management; and

  . make it more difficult to effect a business transaction even if such transaction is favored by a majority of our independent stockholders.

Limitation on Directors' Liability

   Delaware has adopted a law that allows corporations to limit the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors' duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission. Our restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by this law. Specifically, our directors will not be personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:

  .  for any breach of their duty of loyalty to ALZA or our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . under provisions relating to unlawful payments of dividends or unlawful stock repurchases or redemption; or

  . for any transaction from which the director derived an improper personal benefit.

   This limitation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our stockholders.

Delaware Anti-takeover Statute

   We are a Delaware company and are subject to Section 203 of the General Corporation Law of Delaware. In general, Section 203 prevents an "interested stockholder" (generally a person owning 15% or more of our outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with us for three years following the time that person becomes a 15% stockholder unless either:

  . before that person became a 15% stockholder, our board of directors approved the transaction in which the stockholder became a 15% stockholder or approved the business combination;

  . upon completion of the transaction that resulted in the stockholder's becoming a 15% stockholder, the stockholder owned at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

  . after the transaction in which that person became a 15% stockholder, the business combination is approved by our board of directors and authorized at a stockholder meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder.

   Under Section 203, these restrictions also do not apply to certain business combinations proposed by a 15% stockholder following the disclosure of an extraordinary transaction with a person who was not a 15% stockholder during the previous three years or who became a 15% stockholder with the approval of a majority of our directors. This exception applies only if that extraordinary transaction is approved or not opposed by a majority of our directors who were directors in the previous three years before any person became a 15% stockholder, or the successors of these directors.

                         DESCRIPTION OF THE DEBENTURES

General

   The debentures were issued under the indenture, dated as of July 28, 2000, governing the debentures.

   The following summary of the material provisions of the indenture and the registration rights agreement does not purport to be complete. We urge you to read the indenture and the registration rights agreement, which you may obtain from us upon request. As used under this caption "Description of the Debentures," all references to our company or to us mean ALZA Corporation, excluding, unless otherwise expressly stated or the context otherwise requires, our subsidiaries.

   The debentures are general unsecured subordinated obligations of our company having an aggregate principal amount at maturity of $1.09 billion and the debentures will mature on July 28, 2020. The debentures are subordinated to all of our existing and future senior indebtedness. The debentures rank on a parity with all of our other unsecured and subordinated indebtedness.

   The debentures are offered and sold at a discount from their value at maturity. We initially issued the debentures at a price to investors of $551.26 per debenture. Over time, the amount payable on each debenture will increase in value until it reaches its maturity value of $1,000 on July 28, 2020. The debentures are issued only in denominations of $1,000 payable at maturity and integral multiples of $1,000 payable at maturity.

   You have the option to convert your debentures into shares of our common stock at any time prior to maturity, unless the debentures have been previously redeemed or repurchased. The initial conversion rate is 14.027 shares of common stock per debenture. This is equivalent to an initial conversion price of $39.30 per share of common stock based on the initial issue price of the debentures. The conversion rate is subject to adjustment if certain events occur. Upon conversion, you will receive only shares of common stock and cash in lieu of fractional shares. You will not receive any cash payment for the accrued original issue discount to the conversion date.

Interest

   We will not pay cash interest on the debentures unless we elect to do so following a tax event as described below. You should be aware that original issue discount accruing for the period you hold the debentures must be included in your gross income for federal income tax purposes. Original issue discount is generally the difference between the adjusted issue price and the $1,000 principal amount of the debenture at maturity. See "Certain United States Federal Income Tax Considerations."

Redemption Rights

   On or after July 28, 2003, we can redeem all or part of the debentures at any time, upon not less than 15 nor more than 60 days' notice by mail to holders of debentures, for a price equal to $551.26 per debenture plus accrued original issue discount at a rate of 3.0% per annum compounded semi-annually through the date of redemption, on the basis of a 360-day year consisting of twelve 30-day months. We can also convert the debentures to interest-bearing debentures upon the occurrence of certain tax events described below. See "-- Tax Event."

   The table below shows redemption prices of debentures at July 28, 2003, at each following July 28 prior to maturity and at maturity on July 28, 2020. The prices reflect the accrued original issue discount calculated through each date. The redemption price of a debenture redeemed between these dates would include an additional amount reflecting the additional original issue discount accrued since the immediately preceding date in the table through the actual redemption date.

                                                            (2)          (3)
                                             (1)     Accrued Original Redemption
                                          Debenture   Issue Discount    Price
Redemption Date                          Issue Price     at 3.0%      (1) + (2)
---------------                          ----------- ---------------- ----------
July 28, 2003...........................   $551.26       $ 51.51      $  602.77
July 28, 2004...........................   $551.26       $ 69.73      $  620.99
July 28, 2005...........................   $551.26       $ 88.50      $  639.76
July 28, 2006...........................   $551.26       $107.84      $  659.10
July 28, 2007...........................   $551.26       $127.76      $  679.02
July 28, 2008...........................   $551.26       $148.28      $  699.54
July 28, 2009...........................   $551.26       $169.43      $  720.69
July 28, 2010...........................   $551.26       $191.21      $  742.47
July 28, 2011...........................   $551.26       $213.65      $  764.91
July 28, 2012...........................   $551.26       $236.77      $  788.03
July 28, 2013...........................   $551.26       $260.59      $  811.85
July 28, 2014...........................   $551.26       $285.13      $  836.39
July 28, 2015...........................   $551.26       $310.40      $  861.67
July 28, 2016...........................   $551.26       $336.45      $  887.71
July 28, 2017...........................   $551.26       $363.28      $  914.54
July 28, 2018...........................   $551.26       $390.92      $  942.18
July 28, 2019...........................   $551.26       $419.40      $  970.66
At stated maturity......................   $551.26       $448.74      $1,000.00

   From and after the date a tax event occurs and we elect to pay interest at 3.0% per year on the debentures instead of accruing original issue discount, the principal amount for redemption will be restated, and will be calculated by adding the issue price and the original issue discount which had accrued up until the date on which we exercise the option to commence paying cash interest. See "-Tax Event."

   If we decide to redeem fewer than all of the outstanding debentures, the trustee will select the debentures to be redeemed by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

   If the trustee selects a portion of your debentures for partial redemption and you convert a portion of the same debentures, the converted portion will be deemed to be from the portion selected for redemption. Each debenture will be redeemed in whole.

Conversion Rights

   You may convert a debenture into shares of common stock at any time until the close of business on the last business day prior to July 28, 2020. If a debenture has been called for redemption, you will be entitled to convert the debenture until the close of business on the business day preceding the date of redemption. You may convert fewer than all of your debentures so long as the debentures converted are an integral multiple of $1,000 principal amount.

   The initial conversion rate is 14.027 shares of common stock for each debenture. This is equivalent to an initial conversion price of $39.30 per share of common stock based on the initial issue price of the debentures. You will not receive any cash payment representing accrued original issue discount upon conversion of a debenture. Instead, upon conversion we will deliver to you a fixed number of shares of common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the closing price of the shares of common stock on the trading day immediately prior to the conversion date.

   Delivery of shares of common stock will be deemed to satisfy our obligation to pay the principal amount of the debenture, including accrued original issue discount. Accrued original issue discount will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for the accrued original issue discount.

   The conversion rate will be subject to adjustment upon the following events:

  . issuance of shares of common stock of ALZA as a dividend or distribution on the common stock;

  .  subdivision or combination of the outstanding common stock;

  . issuance to all stockholders of rights or warrants that allow the holders to purchase shares of common stock of ALZA at less than the current market price; provided that, no adjustment will be made if holders of the debentures may participate in the transactions on a basis and with notice that our board of directors determines to be fair and appropriate or in certain other cases;

  . distribution to all stockholders of debt or other assets but excluding distributions of rights and warrants described above and all-cash distributions; provided that, no adjustment will be made if holders of the debentures may participate in the transactions on a basis and with notice that our board of directors determines to be fair and appropriate or in certain other cases;

  . the distribution to all or substantially all stockholders of all-cash distributions in an aggregate amount that, together with (1) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for shares of our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (2) all other all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 12.5% of the market capitalization of our common stock on the business day immediately preceding the day on which we declare such distribution; and

  . the purchase of shares of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that, together with (1) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for shares of common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (2) all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 12.5% of the market capitalization of our common stock on the expiration date of such tender offer.

   There shall not be any adjustment to the conversion rate as a result of any of the following events under our Rights Plan:

  .  the issuance of the ALZA Rights;

  .  the distribution of separate certificates representing the ALZA Rights;
     or

  .  the termination or invalidation of the ALZA Rights.

   We may increase the conversion rate as permitted by law for at least 20 days, so long as the increase is irrevocable during the period. We are not required to adjust the conversion rate until adjustments greater than 1% have occurred.

   If, after we have elected to exercise our option to pay interest instead of accruing original issue discount, you submit your debentures for conversion between a record date for interest payment and the opening of business on the next interest payment date (except for debentures or portions of debentures called for redemption on a redemption date occurring during such period), you must pay funds equal to the interest payable on the converted principal amount.

Repurchase Right

   You have the right to require us to repurchase the debentures on July 28, 2003, July 28, 2008 and July 28, 2013. We will be required to repurchase any outstanding debenture for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant repurchase date until the close of business on the repurchase date. If the repurchase notice is given and withdrawn during the period, we will not be obligated to repurchase the related debentures. Our repurchase obligation will be subject to certain additional conditions. Also, our ability to satisfy our repurchase obligations may be affected by the factors described in "Risk Factors" under the caption "We may not have the ability to raise the funds necessary to finance the change in control or other repurchases required by the indenture."

   The repurchase price payable will be equal to the initial issue price of $551.26, plus accrued original issue discount through the repurchase date. The table below shows the repurchase prices of a debenture as of each of the repurchase dates.

                                                                Repurchase Price
                                                                ----------------
   July 28, 2003...............................................     $602.77
   July 28, 2008...............................................     $699.54
   July 28, 2013...............................................     $811.85

   We may, at our option, elect to pay the repurchase price in cash, in shares of our common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Certain United States Federal Income Tax Considerations--U.S. Holders--Sale, Exchange or Retirement of the Debentures" and "--Exercise of Repurchase Right."

   If we have previously exercised our option to pay interest instead of accruing original issue discount on the debentures following a tax event, the repurchase price will be equal to the restated principal amount plus the accrued and unpaid interest that accrued from the date we exercise our option through the repurchase date. See "--Tax Event."

   We will be required to give notice on a date not less than 20 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

  . whether we will pay the repurchase price of the debentures in cash, in shares of our common stock, or any combination thereof, specifying the percentages of each;

  . if we elect to pay all or part in shares of common stock, the method of calculating the market price of the common stock; and

  . the procedures that holders must follow to require us to repurchase their debentures.

   Your notice electing to require us to repurchase your debentures must state:

  . if certificated debentures have been issued, the debenture certificate numbers, or if not certificated, your notice must comply with appropriate DTC procedures;

  . the portion of the principal amount at maturity of debentures to be repurchased, in multiples of $1,000;

  . that the debentures are to be repurchased by us pursuant to the applicable provisions of the indenture; and

  . in the event we elect, pursuant to the notice that we are required to give, to pay the repurchase price in shares of common stock, in whole or in part, but the repurchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the repurchase price or portion of the repurchase price in shares of common stock is not satisfied prior to the close of business on the repurchase date, as described below, whether the holder elects:

      (1) to withdraw the repurchase notice as to some or all of the debentures to which it relates, or

      (2) to receive cash in respect of the entire repurchase price for all debentures or portions of debentures subject to such repurchase notice.

   If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder will be deemed to have elected to receive cash in respect of the entire repurchase price for all debentures subject to the repurchase notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash instead of shares of common stock, see "Certain United States Federal Income Tax Considerations--U.S. Holders--Sale, Exchange or Retirement of the Debentures."

   You may withdraw any repurchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal must state:

  .  the principal amount at maturity of the withdrawn debentures;

  . if certificated debentures have been issued, the certificate numbers of the withdrawn debentures, or if not certificated, your notice must comply with appropriate DTC procedures; and

  . the principal amount at maturity, if any, which remains subject to the repurchase notice.

   If we elect to pay the repurchase price, in whole or in part, in shares of common stock, the number of shares to be delivered by us will be equal to the portion of the repurchase price to be paid in common stock divided by the market price of one share of common stock as determined by us in our repurchase notice. We will pay cash based on the market price for all fractional shares.

   The "market price" means the average of the sale prices of the common stock for the five trading day period ending on the third business day prior to the applicable repurchase date (if the third business day prior to the applicable repurchase date is a trading day, or if not, then on the last trading day prior to such third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such repurchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

   The "sale price" of the common stock on any date means the closing per share sale price of common stock (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System.

   Because the market price of the common stock is determined prior to the applicable repurchase date, holders of debentures bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such repurchase date. We may pay the repurchase price or any portion of the repurchase price in shares of common stock only if our stock is listed on the NYSE or quoted on the Nasdaq National Market System.

   Upon determination of the actual number of shares of common stock to be issued in accordance with the foregoing provisions, we will publish such determination in a newspaper of national circulation.

   Our right to repurchase debentures, in whole or in part, with shares of common stock is subject to our satisfying various conditions, including:

  . the registration of the shares of common stock under the Securities Act and the Exchange Act, if required; and

  . any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

   If such conditions are not satisfied with respect to a holder prior to the close of business on the repurchase date, we will pay the repurchase price of the debentures of the holder entirely in cash. See "Certain United States Federal Income Tax Considerations--U.S. Holders--Sale, Exchange or Retirement of the Debentures." We may not change the form or components or percentages of components of consideration to be paid for the debentures once we have given the notice that we are required to give to holders of debentures, except as described in the first sentence of this paragraph.

   Our ability to repurchase debentures with cash may be limited by the terms of our then-existing credit agreements. The indenture will prohibit us from repurchasing debentures for cash in connection with the holders' repurchase right if any event of default under the indenture has occurred and is continuing, except a default in the payment of the repurchase price with respect to the debentures.

   A holder must either effect book-entry transfer or deliver the debenture, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice to receive payment of the repurchase price. You will receive payment in cash or common stock promptly following the later of (1) the repurchase date and (2) the time of book-entry transfer or the delivery of the debenture. If the paying agent holds money or securities sufficient to pay the repurchase price of the debenture on the business day following the repurchase date, then:

  .  the debenture will cease to be outstanding; and

  . original issue discount (or, if the debentures have been converted to interest-bearing debentures following a tax event, interest) will cease to accrue; and

  .  all other rights of the holder will terminate.

   This will be the case whether or not entry transfer of the debenture is made or whether or not the debenture is delivered to the paying agent.

   We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may be applicable at the time. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the debentures at your option.

Tax Event

   We have the option to convert the debentures to interest-bearing debentures if a tax event (as defined below) occurs. From and after the date a tax event occurs, we may elect to pay interest at 3.0% per year on the debentures instead of accruing original issue discount. The principal amount, which will be restated, will be calculated by adding the issue price and the original issue discount which had accrued up until the date on which we exercise the option. This restated principal amount will be the amount due at maturity. If we elect this option, interest will be based on a 360-day year comprised of twelve 30-day months. Interest will accrue from the option exercise date and will be payable semiannually on July 28 to holders of record on the immediately preceding July 13 and on January 28 to holders of record on the immediately preceding January 13.

   A tax event occurs when we receive an opinion from an experienced independent tax counsel stating that, as a result of either:

  . any amendment, change or announced prospective change in the laws or regulations of the United States or any of its political subdivisions or taxing authorities of the United States; or

  . any amendment, change, interpretation or application of the laws or regulations by any legislative body, court, government agency or regulatory authority;

there is more than an insubstantial risk that interest, including original issue discount, payable on the debentures either would not be deductible on a current accrual basis; or would not be deductible under any other method, in whole or in part, by us for United States federal income tax purposes.

Change of Control

   If we undergo a change in control, you will have the option to require us to purchase your debentures 35 business days after the change in control. We will pay a purchase price equal to the initial issue price of $551.26 plus accrued original issue discount through the purchase date or, if the debentures have been converted to interest-bearing debentures following a tax event, the restated principal amount plus accrued and unpaid interest through the purchase date. You may require us to purchase all or any part of the debentures so long as the principal amount at maturity of the debentures being purchased is an integral multiple of $1,000.

   A change in control occurs in the following situations:

  . any person or group (other than ALZA or its subsidiaries) after the first issuance of debentures becomes the beneficial owner of our voting stock representing more than 50% of the total voting power of all of our classes of voting stock entitled to vote generally in the election of the members of our board of directors; or

  . we consolidate with or merge into another person (other than a subsidiary), we sell, convey, transfer or lease our properties and assets substantially as an entirety to a person (other than a subsidiary), or any person (other than a subsidiary) consolidates with or merges with or into our company, and our outstanding common stock is reclassified into, exchanged for or converted into the right to receive any other property or security, provided that none of these circumstances will be a change in control if, after a transaction, the persons that beneficially owned our voting stock immediately prior to the transaction beneficially own, in substantially the same proportion, shares with a majority of the total voting power of all outstanding voting securities of the surviving or transferee person that are entitled to vote generally in the election of that person's board of directors;

unless, in each case, at least 80% of the consideration, other than cash payments for fractional shares, in the transaction or transactions constituting the change in control, consists of shares of voting common stock of the person that are, or upon issuance will be, traded on a national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

   You must deliver a written notice to the paying agent prior to the close of business on the business day prior to the date on which the debentures are to be purchased to exercise the repurchase right upon a change in control. This notice must specify the debentures submitted for repurchase. You may withdraw the notice by delivering a written notice of withdrawal to the paying agent before the same date.

   Within 15 business days after a change in control, we will publish and mail to the trustee and to each holder of the debentures a written notice of the change in control which specifies the terms and conditions and the procedures required for exercise of a holder's right to require us to purchase its debentures.

   If a change in control were to occur, we may not have enough funds to pay the change in control purchase price. In addition, we have, and may in the future incur, other indebtedness with similar change of control provisions permitting its holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on certain specified dates. If we fail to repurchase the debentures when required following a change in control, we will be in default under the indenture whether or not repurchase is permitted by the related subordination provisions. See "Risk Factors--We may not have the ability to raise the funds necessary to finance the change in control or other repurchases required by the indenture."

Subordination

   The debentures are subordinated to all existing and future senior indebtedness. The holders of senior indebtedness will be entitled to receive payment in full before the holders of debentures will be entitled to receive any payment on the debentures if we pay or distribute assets in any of the following circumstances:

  .  dissolution;

  .  winding up;

  .  bankruptcy;

  .  insolvency;

  .  liquidation or reorganization, whether voluntary or involuntary; or

  .  assignment for the benefit of creditors or other similar proceeding.

   If we default in payment on any senior indebtedness, we will not make payments on the debentures until:

  .  we have paid in full the senior indebtedness;

  . we have cured or received a waiver from the holder(s) of senior indebtedness; or

  .  the default has ceased.

   Upon an event of default on any senior indebtedness, other than a payment default, which permits a holder of senior indebtedness to accelerate its maturity, and if a holder of senior indebtedness provides written notice of such default to the trustee, then we will not make payments on the debentures until the default has been cured, waived or has ceased to exist.

   We may, however, resume payments, not otherwise prohibited by the above provisions regarding payment, on the debentures after a period of 180 days after the notice of default is given, unless the maturity of the senior indebtedness has been accelerated. If the senior indebtedness has been accelerated, we will not make any payment on the debentures until the acceleration has been waived, rescinded or annulled, or until the senior indebtedness has been paid in full.

   Holders of senior indebtedness may not give more than one default notice with respect to the same issue of senior indebtedness within a period of 360 consecutive days. If a default existed on the date of any default notice and the default was known to the holders of senior indebtedness, they may not make the default the basis for giving a subsequent default notice.

   In the event that the trustee, any paying agent or any holder of debentures receives any payment or distribution of assets from us in violation of these subordination provisions before all senior indebtedness is paid in full, the payment or distribution will be held in trust for holders of senior indebtedness or their representatives to the extent necessary to make payment in full of all senior indebtedness.

   If we file for bankruptcy, dissolve or reorganize, holders of senior indebtedness may receive more ratably, and holders of the debentures may receive less ratably, than other of our creditors. The subordination will not prevent the occurrence of any event of default under the indenture.

   As of September 15, 2000, we had approximately $48 million of indebtedness outstanding that would constitute senior indebtedness. We expect from time to time to incur additional indebtedness. The indenture does not limit or prohibit us from incurring senior indebtedness or additional indebtedness. Your debentures will rank equally with our other existing subordinated debt which includes, as of September 15, 2000, approximately $456 million aggregate principal amount of subordinated indebtedness issued in our 5 1/4% zero coupon convertible subordinated debentures due 2014. The 5 1/4% debentures are presently redeemable at our option. See "Risk Factors--If we are unable to pay our debts, then you will receive payments on your debentures only after we have paid our existing and future senior indebtedness."

 Definitions relating to Subordination

   The term "indebtedness" with respect to any person means:

  . all liabilities for borrowed money or for the deferred purchase price of property or services, excluding any trade accounts payable and other current liabilities incurred in the ordinary course of business;

  . all obligations evidenced by bonds, notes, debentures or other similar instruments;

  .  all capitalized lease obligations;

  .  all guarantees of indebtedness;

  . all obligations in respect of currency agreements and interest rate protection obligations; and

  . any amendment or modification of any liability of the types referred to above.

   The term "senior indebtedness" means the principal of and premium, if any, interest and other amounts payable on or in respect of any of our current or future indebtedness unless the instrument creating or evidencing the indebtedness expressly provides that the indebtedness will not be senior in right of payment to, will be junior in right of payment to, or will be on the same basis in right of payment with, the debentures. However, the term senior indebtedness will not include:

  .  indebtedness evidenced by the debentures; and

  .  indebtedness to our subsidiaries.

Consolidation, Merger and Sale of Assets

   The indenture generally permits a consolidation or merger between us and another entity. It also permits the sale by us of all or substantially all of our assets. We have agreed, however, that we will not consolidate with or merge with or into any entity or transfer or dispose of all or substantially all of our assets to any entity unless:

  . if we are not the continuing corporation, the resulting entity (i) is organized and existing under the laws of any United States jurisdiction and (ii) assumes by supplemental indenture the due and punctual payments on the debentures and the performance of our covenants and obligations under the indenture and the debentures and provides for conversion rights in accordance with applicable provisions of the indenture; or

  . if we are the continuing corporation, but as a result of the transaction, 80% or more of our capital stock is owned by a parent corporation, the parent corporation (i) is organized and existing under the laws of any United States jurisdiction and (ii) assumes by supplemental indenture all of our obligations as described above; and

  . in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction.

Events of Default

   The following are events of default with respect to the debentures:

  . our failure for 30 days to pay any interest on the debentures (after any conversion of the debentures to interest-bearing debentures following a tax event);

  . our failure to pay principal of the debentures at maturity (or, if the debentures have been converted to interest-bearing debentures following a tax event, the restated principal amount), issue price plus accrued original discount, redemption price, repurchase price or change in control price, if and when the same becomes due and payable;

  . our failure to comply with any of our covenants or agreements in the debentures or the indenture (other than an agreement or covenant that we have included in the indenture solely for the benefit of other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of all outstanding debentures affected by that failure;

  . we default under any bond, debenture, note or other evidence of indebtedness for money borrowed by us having an aggregate outstanding principal amount in excess of $25,000,000, which results in the indebtedness being accelerated, without the indebtedness being discharged or the acceleration rescinded or annulled within 30 days after receipt of notice as provided in the indenture;

  . we fail to deliver shares of common stock following conversion of the debentures in accordance with the terms of the indenture and such default continues for five business days after receipt of notice; or

  . certain events involving bankruptcy, insolvency or reorganization of ALZA Corporation.

   The trustee may withhold notice to the holders of the debentures of any default or event of default (except in any payment on the debentures) if the trustee considers it in the interest of the holders of the debentures to do so.

   If an event of default for the debentures occurs and is continuing, the trustee or the holders of at least 25% in principal amount of outstanding debentures may require us to pay the issue price plus accrued original issue discount on the debentures. However, if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the issue price plus accrued original issue discount on the debentures will become immediately due and payable without any action on the part of the trustee or any holder. The holders of a majority in principal amount of the outstanding debentures may in some cases rescind this accelerated payment requirement. If we exercise our option to pay interest instead of accruing original issue discount on the debentures following a tax event, the declaration of acceleration referred to above will make the restated principal amount plus accrued and unpaid interest immediately payable.

   A holder of debentures may pursue any remedy under the indenture only if:

  . the holder gives the trustee written notice of a continuing event of default for the debentures;

  . the holders of at least 25% in principal amount of the outstanding debentures make a written request to the trustee to pursue the remedy;

  . the holder offers to the trustee indemnity reasonably satisfactory to the trustee;

  . the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity; and

  . during that 60-day period, the holders of a majority in principal amount of the debentures do not give the trustee a direction inconsistent with the request.

   This provision does not, however, affect the right of a holder of debentures to sue for enforcement of any overdue payment.

   In most cases, holders of a majority in principal amount of the outstanding debentures may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee not relating to or arising under an event of default. The indenture requires us to file with the trustee each year a written statement as to our compliance with the covenants contained in the indenture.

Modification and Waiver

   We may amend or supplement the indenture if the holders of a majority in principal amount of the debentures consent to it. Without the consent of the holder of each debenture, however, no modification may:

  . reduce the amount of debentures whose holders must consent to an amendment, supplement or waiver;

  .  alter the accrual rate of original issue discount;

  . reduce the rate of or change the time for payment of interest on the debenture;

  . reduce the principal of the debenture, issue price, restated principal amount, repurchase price or change of control price or change its stated maturity;


  . change the definition of change in control or change in control purchase date;

  . modify the subordination provisions in a manner adverse to the debenture holders;

  . make payments on the debenture payable in currency other than as originally stated in the debenture;

  . impair the holder's right to institute suit for the enforcement of any payment on the debenture;

  . make any change in the percentage of principal amount of debentures necessary to waive compliance with certain provisions of the indenture or to make any change in this provision for modification;

  . waive a continuing default or event of default regarding any payment on the debentures; or

  . adversely affect the conversion or repurchase provisions in the indenture.

   The holders of a majority in principal amount of the outstanding debentures may waive any existing or past default or event of default with respect to the debentures. Those holders may not, however, waive any default or event of default regarding any payment on any debenture or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

   We may amend or supplement the indenture or waive any provision of it without the consent of any holders of debentures in certain circumstances, including:

  .  to cure any ambiguity, defect or inconsistency;

  . to provide for the assumption of our obligations under the indenture by a successor or a parent corporation or entity upon any merger, consolidation or asset transfer;

  .  to provide any security for or guarantees of the debentures;

  . to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

  . to add covenants that would benefit the holders of debentures or to surrender any rights we have under the indenture;

  .  to add events of default with respect to the debentures; or

  . to make any change that does not adversely affect any outstanding debenture in any material respect.

Governing Law

   New York law governs the indenture and the debentures.

Trustee

   If an event of default occurs and is continuing, the trustee will be required to use the same degree of care and skill as a prudent man in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debentures only after those holders have offered the trustee indemnity reasonably satisfactory to it.

   If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign.

Form, Exchange, Registration and Transfer

   We will issue the debentures in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the debentures. We may, however, require the payment of any tax or other governmental charge payable for that registration.

   Once certificated, debentures will be exchangeable for other debentures, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the indenture. Holders may present debentures for registration of transfer at the office of the registrar or any transfer agent we designate. The registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

   We have appointed the trustee as registrar for the debentures. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the debentures.

   In the case of any redemption, the registrar will not be required to register the transfer or exchange of any debenture either:

  . during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of such notice; or

  . if the debentures have been called for redemption in whole or in part, except the unredeemed portion of any debenture being redeemed in part.

   The registrar or transfer agent will not be required to register any debentures or portions thereof for which a change in control purchase notice or repurchase notice has been delivered and not withdrawn by the holder thereof.

Payment and Paying Agents

   Payments on the debentures will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder's registered address or, with respect to global debentures, by wire transfer. We will make interest payments to the person in whose name the debenture is registered at the close of business on the record date for the interest payment.

   The trustee will be designated as our paying agent for payments on debentures. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

   Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the debentures that remain unclaimed for one year after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Book-Entry System

   The debentures are represented by one or more Global Securities (each a "Global Security"). Each Global Security has been deposited with, or on behalf of, the Depository Trust Company ("DTC") and is registered in its name or the name of Cede & Co., its nominee. Except under circumstances described below, the debentures will not be issued in certificated form.

   Upon the transfer of debentures represented by a Global Security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the transferor with the appropriate principal amount of the debentures represented by the Global Security. Ownership of beneficial interests in a Global Security is limited to persons that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security is shown on, and the transfer of that ownership is effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

   So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by that Global Security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have debentures represented by that Global Security registered in their names, will not receive or be entitled to receive physical delivery of debentures in certificated form and will not be considered the owners or holders thereof under the indenture. Principal and interest payments, if any, on debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant Global Security. Neither our company, the trustee, any paying agent or the registrar for the debentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

   We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Global Security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

   If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days, we will issue debentures in certificated form in exchange for the entire Global Security or all Global Securities for the debentures. In addition, we may at any time and in our sole discretion determine not to have debentures represented by a Global Security and, in such event, will issue debentures in certificated form in exchange for the entire Global Security or all Global Securities relating to such debentures. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of debentures in certificated form represented by such Global Security equal in principal amount to such beneficial interest and to have such debentures registered in its name. Debentures so issued in certificated form will be issued as registered debentures in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.

Registration Rights

   We have entered into a registration rights agreement with the initial purchasers of the debentures. Under this agreement, we have agreed, for the benefit of the holders of the debentures and the common stock issuable upon conversion of the debentures, that we will, at our cost:

  . within 90 days after the first date of original issuance of the debentures, file a registration statement on Form S-3 covering resales of the debentures and the common stock issuable upon conversion of the debentures pursuant to Rule 415 under the Securities Act;

  . use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act within 180 days after the first date of original issuance of the debentures; and

  . use our reasonable best efforts to keep the shelf registration statement effective after its effective date until the date which is the earlier of:

    (1) the second anniversary of the effective date of the registration statement; and

    (2) such time as all of the registrable securities have been sold pursuant to the shelf registration statement, transferred pursuant to Rule 144 under the Securities Act or are eligible for sale pursuant to Rule 144(k) under the Securities Act or any successor rule thereto.

   Notwithstanding the foregoing, we may suspend the use of the prospectus that is a part of the shelf registration statement for up to 60 days in any individual instance, if, among other things, we determine that the prospectus is materially misleading or omits to state any material information, and we give the registered holders written notice of such suspension.

   If we file a shelf registration statement, we will, among other things:

  . provide to each holder of securities for whom the shelf registration statement was filed a copy of the registration statement and the number of copies of the prospectus which is a part of the shelf registration statement that are requested by such holder;

  . notify each such holder of securities when the shelf registration statement has become effective; and

  . take certain other actions as are required to permit resales of the debentures and the common stock issuable upon the conversion of the debentures by such holders to third parties, provided that (i) we will not be required to facilitate an underwritten offering of less than $100 million aggregate principal amount of the debentures or the common stock issuable upon conversion of the debentures and (ii) we will not be required to facilitate more than five underwritten offerings.

   A holder who elects to sell any securities pursuant to the shelf registration statement:

  .  will be required to be named as selling securityholder;

  .  will be required to deliver a prospectus to purchasers;

  . will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

  . will be bound by the provisions of the registration rights agreement which are applicable, including certain indemnification obligations.

   If:

  . after the 90th day after the first date of original issuance of the debentures, the shelf registration statement has not been filed with the SEC;

  . after the 180th day after the first date of original issuance of the debentures, the SEC has not declared the shelf registration statement effective; or

  . after the shelf registration statement has been declared effective, we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement (this requirement is subject to exceptions described in the registration rights agreement, including our right to suspend the use of the shelf registration statement for up to 60 days in any individual instance);

(we refer to each such event referred to in the three bullets above as a registration default), then additional interest will accrue on the debentures and/or any shares of common stock into which any debentures have been previously converted that are, in each case, transfer restricted securities, from and including the date on which any registration default occurs through the date preceding the date on which all registration defaults have been cured, at a rate of:

  . 0.25% per annum for the first 90-day period from and including the date of the registration default, and

  .  thereafter at a rate of 0.50% per annum.

   The applicable additional interest will be calculated on the aggregate issue price plus accrued original issue discount of the outstanding debentures which are transfer restricted securities and, if applicable, the aggregate applicable conversion price (as defined below) of any issued and outstanding shares of common stock which are transfer restricted securities into which any debentures have been previously converted. The term "applicable conversion price" means the original issue price of a debenture plus accrued original discount to the date of calculation divided by the conversion rate of the debentures as then in effect. Any amount of additional interest will be paid in cash as it accrues on each July 28 and January 28. The indebtedness represented by the additional interest will be subordinated in right of payment to all of our existing and future senior indebtedness and to the same extent as the debentures.

   This summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

                           SELLING SECURITY HOLDERS

   We originally issued the debentures in a private placement. The debentures were resold by the initial purchasers to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The debentures and the shares of common stock issuable upon their conversion, or conversion shares, that may be offered pursuant to this prospectus will be offered by the selling holders, which includes their transferees, pledgees or donees or their successors.

   The following table sets forth the principal amount of debentures beneficially owned by each selling holder and the number of conversion shares that may be offered from time to time by each selling holder under this prospectus. The information is based on information provided by or on behalf of the selling holders. The number of conversion shares shown in the table below assumes conversion of the full amount of debentures held by the holder at the initial conversion rate of 14.027 shares per $1,000 principal amount at maturity of debentures. This conversion rate is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. Because the selling holders may offer all or some portion of the debentures or the conversion shares, no estimate can be given as to the amount of the debentures or the conversion shares that will be held by the selling holders upon termination of any sales. The column showing ownership after completion of the offering assumes that the selling holders will sell all of the securities offered by this prospectus. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information regarding their debentures in transactions exempt from the registration requirements of the Securities Act. As of October 15, 2000, we had 236,398,142 shares of common stock outstanding.

                          Principal Amount at
                         Maturity of Debentures                    Shares of
                              Beneficially      Conversion Shares Common Stock
                               Owned that             that        Owned After
          Name               May Be Offered      May Be Offered   the Offering
          ----           ---------------------- ----------------- ------------
1976 Distribution Trust
 FBO A.R.
 Lauder/Zinterhoffer....      $    15,000                210              --
1976 Distribution Trust
 FBO Jane A. Lauder.....           30,000                420              --
Aerin Lauder
 Zinterhoffer...........           15,000                210              --
AIG/National Union Fire
 Insurance..............        1,530,000             21,461              --
Allstate Insurance
 Company................        7,500,000            105,202          17,600
Allstate Life Insurance
 Company................       18,300,000            256,694         260,940(1)
American Fidelity
 Assurance Company......          700,000              9,818              --
American Masters Fund
 "AG Absolute Return
 Series" Limited........        1,600,000             22,443              --
Amerisure
 Companies/Michigan
 Mutual Insurance
 Company................        2,000,000             28,054              --
Angelo, Gordon & Co.,
 L.P....................        1,600,000             22,442
Arapahoe County
 Colorado...............          109,000              1,528              --
Arkansas PERS...........        3,300,000             46,289              --
Associated Electric &
 Gas Insurance Services
 Limited................        1,500,000             21,040              --
Aventis Pension Master
 Trust..................          720,000             10,099              --
Banc of America
 Securities LLC.........        2,500,000             35,067       2,006,074(3)
Bank Austria Cayman
 Island, Ltd. ..........        5,400,000             75,745              --
Bankers Life Insurance
 Co.....................          150,000              2,104              --
Bankers Life Insurance
 Co. LA & Co. Single
 Premium................          160,000              2,244              --
Bankers Trust Co. TTEE
 for DaimlerChrysler
 Corp. Emp. #1 Pension
 Plan DTD 4/1/89........        6,140,000             86,125              --
Bay County PERS.........          450,000              6,312              --

                           Principal Amount at
                          Maturity of Debentures                    Shares of
                               Beneficially      Conversion Shares Common Stock
                                Owned that             that        Owned After
          Name                May Be Offered      May Be Offered   the Offering
          ----            ---------------------- ----------------- ------------
Black Diamond Offshore,
 Ltd....................         4,751,000              66,642            --
Blue Cross Blue Shield
 of Florida.............         8,000,000             112,216            --
Boilermaker Blacksmith
 Pension Trust..........         4,400,000              61,718            --
Boulder II Limited......         5,000,000              70,135            --
British Virgin Islands
 Social Security Board..            82,000               1,150            --
BS Debt Income Fund--
 Class A................            20,000                 280            --
CALAMOS(R) Convertible
 Fund--CALAMOS(R)
 Investment Trust.......         3,850,000              54,003            --
CALAMOS(R) Convertible
 Portfolio--CALAMOS(R)
 Advisors Trust.........           205,000               2,875            --
CALAMOS(R) Global
 Convertible Fund--
 CALAMOS(R) Investment
 Trust..................           275,000               3,857            --
CapitalCare, Inc........           225,000               3,156            --
CareFirst of Maryland,
 Inc....................         1,000,000              14,027            --
CGU Life Insurance of
 America................         2,000,000              28,054            --
Champion International
 Corporation Master
 Retirement Trust.......         1,200,000              16,832            --
Chrysler Corporation
 Master Retirement
 Trust..................        14,570,000             204,373            --
CIBC World Markets
 International
 Arbitrage..............        13,000,000             182,351            --
City of Albany Pension
 Plan...................           395,000               5,540            --
City of Birmingham
 Retirement & Relief
 System.................         5,000,000              70,135            --
City of Knoxville
 Pension System.........         1,000,000              14,027            --
City University of New
 York...................           270,000               3,787            --
Commonwealth
 Professional Assurance
 Company c/o Income
 Research & Management..         1,475,000              20,689            --
Conseco Annuity
 Assurance--Multi Bucket
 Annuity Convertible
 Bond Fund..............         3,000,000              42,081            --
Credit Suisse First
 Boston Corporation.....        37,915,000             531,833            --
Delta Airlines Master
 Trust..................         8,100,000             113,618            --
Delta Air Lines Master
 Trust (c/o Oaktree
 Capital Management,
 LLC)...................         4,585,000              64,313            --
Deluxe Corporation......         2,000,000              28,054            --
Deutsche Bank
 Securities, Inc. ......        77,220,000           1,083,164            --
Dorinco Reinsurance
 Company................         3,750,000              52,601            --
Double Black Diamond
 Offshore, LDC..........        19,332,000             271,169            --
Elf Aquitaine...........           350,000               4,909            --
Employee Benefit
 Convertible Securities
 Fund...................           522,000               7,322            --
F&G Life Insurance Co...        13,600,000             190,767            --
Finance Factors
 Limited................           300,000               4,208            --
First Republic Bank.....           350,000               4,909            --
Franklin and Marshall
 College................           415,000               5,821            --
FreeState Health Plan,
 Inc....................           275,000               3,857            --
Genesee County
 Employees' Retirement
 System.................         1,600,000              22,443            --
Global Bermuda L.P. ....         2,000,000              25,054            --
Goldman Sachs and
 Company................         5,920,000              83,039       112,284(3)
Grady Hospital
 Foundation.............           231,000               3,240            --
Granville Capital
 Corporation............        32,000,000             448,864       462,336(3)
Greek Catholic Union....            70,000                 981            --
Greek Catholic Union
 II.....................            60,000                 841            --

                            Principal Amount at
                           Maturity of Debentures                    Shares of
                                Beneficially      Conversion Shares Common Stock
                                 Owned that             that        Owned After
          Name                 May Be Offered      May Be Offered   the Offering
          ----             ---------------------- ----------------- ------------
Group Hospitalization and
 Medical Services, Inc...         1,250,000             17,533           --
Hamilton Partners
 Limited.................        12,500,000            175,337           --
Healthcare Underwriters
 Mutual Insurance
 Company(2)..............         1,200,000             16,832           --
HealthNow New York,
 Inc.....................           600,000              8,416           --
H.K. Porter Company,
 Inc.....................           115,000              1,613           --
Hull Overseas, Ltd.......           500,000              7,013           --
I.L. Annuity & Insurance
 Co......................        39,000,000            547,053           --
Independence Blue Cross..           224,000              3,142           --
Island Holdings..........            90,000              1,262           --
Island Insurance
 Convertible Account.....           325,000              4,558           --
Jackson County Employees'
 Retirement System.......           825,000             11,572           --
J.M. Hull Associates,
 L.P.....................           500,000              7,013           --
J.P. Morgan Securities,
 Inc (7).................        20,650,000            289,657           --
Joyce Foundation.........         1,000,000             14,027           --
Kerr-McGee Corporation...         1,950,000             27,352           --
Kettering Medical Center
 Funded Depreciation
 Account.................           265,000              3,717           --
Key Asset Management,
 Inc. as Agent for
 Aerojet Inc Fdn.........           180,000              2,524           --
Key Asset Management,
 Inc. as Agent for the
 Charitable Income Fund..           270,000              3,787           --
Key Asset Management,
 Inc. as Agent for the
 Charitable Securities
 Fund....................         3,075,000             43,133           --
Key Asset Management,
 Inc. as Agent for the EB
 Convertible Sec. Fd.....         4,570,000             64,103           --
Key Asset Management,
 Inc. as Agent for the
 Field Fdn of Illinois...           225,000              3,156           --
Key Asset Management,
 Inc. as Agent for the
 Int'l Licensing Ind Mch
 Assoc #2................            50,000                701           --
Key Asset Management,
 Inc. as Agent for the
 Key Tr. Convertible Sec.
 Fd......................           875,000             12,273           --
Key Asset Management,
 Inc. as Agent for the
 Key Trust Fixed Income
 Fund....................           415,000              5,821           --
Key Asset Management,
 Inc. as Agent for the
 Omnova Solutions........           335,000              4,699           --
Key Asset Management,
 Inc. as Agent for the
 Parker
 Society/Convertible.....         1,135,000             15,920           --
Key Asset Management,
 Inc. as Agent for the
 Union Security Life
 Insurance Co............           100,000              1,402           --
Key Asset Management,
 Inc. as Agent for the
 Victory Convertible
 Securities Fund.........           250,000              3,506           --
Key Asset Management,
 Inc. as Agent for the
 Victory Invest Quality
 Bond Fund...............           170,000              2,384           --
Key Asset Management,
 Inc. as Agent for Tote
 Convertible Bonds.......            50,000                701           --
Key Asset Management,
 Inc. as Investment
 Manager for the
 Potlatch-First Trust Co.
 of St. Paul.............         2,300,000             32,262           --

                            Principal Amount at
                           Maturity of Debentures                    Shares of
                                Beneficially      Conversion Shares Common Stock
                                 Owned that             that        Owned After
          Name                 May Be Offered      May Be Offered   the Offering
          ----             ---------------------- ----------------- ------------
Key Asset Management,
 Inc. as Investment
 Manager for the Standard
 Insurance Company.......         1,000,000             14,027             --
Knoxville Utilities Board
 Retirement System.......           640,000              8,977             --
Kreditbank S.A.
 Luxembourg A/C Jefferies
 Umbrella Fund...........         2,300,000             32,262             --
Laborers District Council
 & Contractors...........         1,000,000             14,027             --
Lakeshore International,
 Ltd. ...................         5,000,000             70,135             --
Lehman Brothers Inc......        33,930,000            475,936             --
Lipper Convertibles
 Series II, L.P..........         1,000,000             14,027             --
Lipper Convertibles,
 L.P.....................        25,000,000            350,675             --
Lipper Offshore
 Convertibles L.P. #2....         1,000,000             14,027             --
Lipper Offshore
 Convertibles, L.P.......         3,000,000             42,081             --
Local Initiatives Union..           101,000              1,416             --
Lockheed Martin Corp.
 Master Retirement.......         4,000,000             56,108             --
Louisiana Workers'
 Compensation
 Corporation.............           585,000              8,205             --
Lutheran Brotherhood.....        14,000,000            196,378         77,922(3)
Macomb County Employees'
 Retirement System.......           900,000             12,624             --
Mag Mutual Insurance
 Company(2)..............           350,000              4,909             --
McMahan Securities Co.,
 L.P. ...................         2,092,000             29,344             --
Medical Liability Mutual
 Insurance Company(2)....        41,500,000            582,120             --
Merrill Lynch Insurance
 Group...................           533,000              7,476             --
Merrill Lynch Pierce
 Fenner & Smith, Inc. ...         8,601,000            120,646         77,818(3)
Michael Angelo, L.P......         3,200,000             44,886             --
Morgan Stanley Dean
 Witter Convertible
 Securities Trust........         5,000,000             70,135             --
Motion Picture Industry
 Health Plan--Active
 Member Fund.............         1,465,000             20,549             --
Motion Picture Industry
 Health Plan -- Retiree
 Member Fund.............           730,000             10,239             --
Nabisco..................            62,000                869             --
Nalco Chemical Company...           600,000              8,416             --
Nashville Electric
 Service.................           750,000             10,520             --
Nations Convertible
 Securities Fund.........         8,178,000            114,712             --
Nationwide Life Insurance
 Company.................        17,000,000            238,459             --
NCMIC Insurance
 Company(2)..............           600,000              8,416             --
New Orleans Firefighters
 Pension/Relief Fund.....           244,000              3,422             --
New York Life Insurance
 and Annuity
 Corporation.............         1,800,000             25,248             --
New York Life Insurance
 Company.................        16,200,000            227,237             --
NORCAL Mutual Insurance
 Company.................         1,300,000             18,235             --
Occidental Petroleum
 Corporation.............           412,000              5,779             --
OCM Convertible Trust....         6,420,000             90,053             --
OHIC Insurance
 Company(2)..............           900,000             12,624             --
Ohio Bureau of Workers
 Compensation............           287,000              4,025             --
Oppenheimer Connectible
 Securities Fund.........        15,000,000            210,405             --
Oxford, Lord Abbett &
 Co......................         1,500,000             21,040             --
Pacific Specialty
 (Convertibles)..........           750,000             10,520             --
Partner Reinsurance
 Company Ltd.............         2,900,000             40,678             --
Penn Treaty Network
 America Insurance
 Company.................           500,000              7,013             --

                           Principal Amount at
                          Maturity of Debentures                    Shares of
                               Beneficially      Conversion Shares Common Stock
                                Owned that             that        Owned After
          Name                May Be Offered      May Be Offered   the Offering
          ----            ---------------------- ----------------- ------------
Physicians' Reciprocal
 Insurers Account #7....         5,750,000             80,655             --
Pilgrim Convertible
 Fund...................         6,200,000             86,967
Pimco Convertible Fund..         7,750,000            108,709             --
Port Authority of
 Allegheny County
 Retirement and
 Disability Allowance
 Plan for the Employees
 Represented by Local 85
 of the Amalgamated
 Transit Union..........         4,650,000             65,225             --
PRIM Board..............         4,910,000             68,872             --
Protective Life
 Insurance Company......        45,500,000            638,228             --
Quattro Fund, LLC.......         2,000,000             28,054             --
R.J. Reynolds (RJR).....           107,000              1,500             --
Radian Group Inc........         5,150,000             72,239             --
Raimus Capital Group
 Holdings, LLC..........         1,300,000             18,235             --
Raimus Capital Group
 Latitude Master Fund,
 Ltd. ..................           300,000              4,208             --
Ramius, L.P.............         2,400,000             33,664             --
Raphael II, Ltd.........         1,600,000             22,443             --
Raytheon Master Pension
 Trust..................           867,000             12,161             --
RCG Baldwin, L.P........         1,600,000             22,443             --
RCG Multi-Strategy
 Account, L.P...........         4,000,000             56,108             --
RGA--Reinsurance Trust..         9,000,000            126,243             --
SG Cowen Securities.....         3,000,000             42,081             --
Shell Pension Trust.....           587,000              8,233             --
Silvercreek Limited
 Partnership............         3,000,000             42,081             --
Southern Farm Bureau
 Life Insurance.........         1,650,000             23,144             --
Southern Farm Bureau
 Life Insurance
 Company................         3,500,000             49,094             --
Spear, Leeds & Kellogg..         4,000,000             56,108             --
SPT.....................         3,500,000             49,094             --
Starvest Combined
 Portfolio..............         1,850,000             25,949             --
Starvest Managed
 Portfolio..............           185,000              2,594             --
State Employees'
 Retirement Fund of the
 State of Delaware......         7,370,000            103,378             --
State of Connecticut
 Combined Investment
 Funds..................        16,270,000            228,219             --
State of Maryland
 Retirement Agency......         5,658,000             79,364             --
State of Oregon Equity..         8,300,000            116,424             --
State Street Bank
 Custodian for GE
 Pension Trust..........         3,035,000             42,571             --
Teachers Insurance and
 Annuity Association....        13,000,000            182,351             --
The Class 1C Company
 LTD....................         3,000,000             42,081             --
The Cockrell
 Foundation.............           400,000              5,610             --
The Dow Chemical Company
 Employees' Retirement
 Plan...................         8,650,000            121,333             --
The Fondren Foundation..           265,000              3,717             --
The Grable Foundation...           212,000              2,973             --
The Northwestern Mutual
 Life Insurance
 Company................         5,000,000             70,135        798,200(4)
The Virginia Insurance
 Reciprocal(2)..........           450,000              6,312             --
Toronto Dominion (New
 York), Inc.............        20,000,000            280,540             --
Toyota Motor Insurance
 Services, Inc..........         1,000,000             14,027             --
Tufts Associated Health
 Plan c/o Income
 Research & Management..         2,000,000             28,054             --

                           Principal Amount at
                          Maturity of Debentures                    Shares of
                               Beneficially      Conversion Shares Common Stock
                                Owned that             that        Owned After
          Name                May Be Offered      May Be Offered   the Offering
          ----            ---------------------- ----------------- ------------
UBS O'Connor, LLC, f/b/o
 UBS Global Equity
 Arbitrage Master
 Limited................         6,000,000              84,162          --
UBS Warburg LLC.........        65,558,000             919,582          --
Unifi, Inc. Profit
 Sharing Plan and
 Trust..................           425,000               5,961          --
United Food and
 Commercial Workers
 Local 1262 and
 Employers Pension
 Fund...................         2,070,000              29,035          --
University of
 Massachusetts c/o
 Income Research and
 Management.............           275,000               3,857          --
University of South
 Florida................         2,000,000              28,054          --
Value Line Convertible
 Fund, Inc..............         3,000,000              42,081          --
Vanguard Convertible
 Securities Fund, Inc...        17,570,000             246,454          --
Van Waters & Rogers,
 Inc. Retirement Plan
 (f.k.a. Univar
 Corporation)...........         1,285,000              18,024          --
Vermogensverwaltung des
 Kantons Zurich.........         9,500,000             133,256          --
Westfield Insurance
 Company................         4,000,000              56,108          --
Worldwife Transactions,
 Ltd....................           917,000              12,862          --
Any other holder of
 debentures or future
 transferee from any
 such holder(5)(6)......        97,078,000           1,361,713          --

--------

(1) Includes 259,740 shares issuable upon conversion of our 5 1/4% zero coupon convertible subordinated debentures due 2014.
(2) Represents securities over which INVESCO, Inc. ("INVESCO") has sole dispositive power and voting authority as investment manager. INVESCO disclaims beneficial ownership of all such securities.
(3) All shares are issuable upon conversion of our 5 1/4% zero coupon convertible subordinated debentures due 2014.

(4) The selling holder has shared investment and voting power with respect to the above shares held by Mason Street Funds, Inc., Northwestern Mutual and Series Fund, Inc.

(5) Information concerning other selling holders will be set forth in prospectus supplements from time to time, if required.

(6) Assumes that any other holders of debentures, or any future transferees, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures at the initial conversion rate.

(7) As of February 2, 2000, J.P. Morgan & Co. Incorporated held 22,984,964 shares, or approximately 9.7%, of our common stock.

   None of the above selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years, except that Credit Suisse First Boston Corporation, Chase Securities, Inc. and Morgan Stanley & Co., Incorporated were the initial purchasers in connection with the offer and sale of the debentures in July 2000. Certain of the initial purchasers have engaged in transactions with and performed various investment banking and other services for us in the past and may do so from time to time in the future. In addition, Merrill Lynch Pierce Fenner & Smith, Inc. has in the past and may in the future act in a financial investment advisory capacity to ALZA.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   The following is a summary of the material U.S. federal income tax considerations to U.S. holders (as described below) and the material U.S. federal income and estate tax considerations to non-U.S. holders (as described below) relating to the purchase, ownership and disposition of the debentures or shares of common stock issued upon conversion of the debentures. This discussion is limited to holders of debentures who hold the debentures and any shares of common stock into which the debentures are converted as capital assets.

   This discussion does not contain a complete analysis of all the potential tax considerations relating to the purchase, ownership and disposition of the debentures or shares of common stock issued upon conversion of the debentures. In particular, this discussion does not address all tax considerations that may be important to you in light of your particular circumstances (such as the alternative minimum tax provisions) or under certain special rules. Special rules may apply, for instance, to banks, insurance companies, tax-exempt organizations, dealers in securities, persons who hold debentures or shares of common stock as part of a hedge, conversion or constructive sale transaction, or straddle or other risk reduction transaction, or persons who have ceased to be United States citizens or to be taxed as resident aliens. In addition, the discussion does not apply to holders of debentures or shares of common stock that are partnerships, limited liability companies, or other entities treated as partnerships for tax purposes. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

   This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. We cannot assure you that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax results described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the debentures or shares of common stock.

   YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF ACQUIRING, HOLDING, CONVERTING OR OTHERWISE DISPOSING OF THE DEBENTURES AND SHARES OF COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

U.S. Holders

   You are a U.S. holder for purposes of this discussion if you are a holder of a debenture or common stock, and you are, for U.S. federal income tax purposes:

  .  a citizen of the United States;

  . a resident of the United States, including an individual deemed to be a resident under complex rules based on the individual's days of presence in the United States in the calendar year and the two preceeding years;

  . a corporation created or organized in or under the laws of the United States or of any political subdivision thereof;

  . an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  . a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons (within the meaning of the Code) have the authority to control all substantial decisions of the trust.

   Original Issue Discount on the Debentures. The debentures are being issued at a substantial discount from their principal amount. For U.S. federal income tax purposes, the excess of the principal amount of each debenture over its issue price constitutes original issue discount ("OID"). For this purpose, the "issue price" of the debentures is the first price at which a substantial amount of the debentures is sold to investors (not including sales to underwriters or placement agents). You will be required to include OID in income as it accrues, in accordance with a constant yield method, before receipt of the cash or other payment attributable to such income, regardless of your regular method of accounting for U.S. federal income tax purposes. Under these rules, you will have to include in gross income increasingly greater amounts of OID in each successive accrual period. OID is allocated pro rata to each day in the related accrual period and the holder of such a debt instrument is required to include in income the "daily portions" of such OID for each day it holds the debt instrument, including the purchase date but excluding the disposition date. Your original tax basis for determining gain or loss on the sale or other disposition of a debenture will be increased by any accrued OID included in your gross income.

   As discussed above, we will be required to pay additional interest in the event of a registration default. See "Description of the Debentures-- Registration Rights." The payment of additional interest would change the yield on the debentures and would therefore change the rate at which OID accrues. Unless and until a registration default occurs, we intend to report the accrual of OID on the debentures on the basis that no additional interest will become payable.

   In the event a holder purchases a debenture issued with OID at an acquisition premium (i.e., at a price in excess of its "adjusted issue price" but less than its stated redemption price), the amount includible in income in each taxable year as OID is reduced by that portion of the excess properly allocable (using a constant yield methodology) to such year. The adjusted issue price of a debenture is the sum of its issue price plus prior accruals of OID, reduced by the total payments made with respect to such debenture in all prior periods. Acquisition premium is allocated on a pro rata basis to each accrual of OID, so that the holder is allowed to reduce each accrual of OID by a constant fraction.

   Market Discount. The debentures, whether or not issued with OID, will be subject to the "market discount rules" of Section 1276 of the Code. In general, these rules provide that if the holder purchases a debenture at a market discount (that is, a discount from its adjusted issue price) that exceeds a de minimis amount specified in the Code and thereafter (a) recognizes gain upon a disposition or (b) receives payments that do not constitute qualified stated interest, the lesser of (i) such gain or payment or (ii) the accrued market discount that has not previously been included in income, will be taxed as ordinary interest income. Generally, market discount accrues in the ratio of OID accrued for the relevant period to the sum of the OID accrued for such period plus the remaining OID as of the end of such period. A holder may elect, however, to determine accrued market discount under a constant yield method taking into account the holder's acquisition price and the principal amount of the debenture.

   Limitations imposed by the Code which are intended to match deductions with the taxation of income may defer deductions for interest on indebtedness incurred or continued, or short-sale expenses incurred, to purchase or carry a debenture with accrued market discount. A holder may elect to include market discount in gross income as it accrues. If such holder makes such an election, the holder is exempt from the rule deferring deductions. Any such election will apply to all debt instruments acquired by the taxpayer on or after the first day of the first taxable year to which such election applies. The adjusted basis of a debenture subject to such election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a sale or other taxable disposition.

   Election to Treat All Interest as Original Issue Discount. A holder of a debenture may elect to include in gross income all interest that accrues on the debenture using the constant yield method described above under the heading "Original Issue Discount," with modifications described below. For purposes of this election, interest includes stated interest, acquisition discount, OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium.

   In applying the constant yield method to a debenture with respect to which this election has been made, the issue price of the debenture will equal the adjusted basis of the electing holder of the debenture immediately after its acquisition, the issue date of the debenture will be the date of its acquisition by the holder, and no payments on the debenture will be treated as payment of qualified stated interest. This election will generally apply only to the debenture with respect to which it is made; however, such election is treated as an election to report accrued market discount income currently or to amortize bond premium for all debt instruments acquired at a market discount or premium in that taxable year or thereafter. Such election may not be revoked without the consent of the IRS. Holders should consult their own tax advisors as to the effect in their circumstances of making this election.

   Sale, Exchange or Retirement of the Debentures. Except as described below, upon the sale, exchange or retirement of a debenture, including a retirement by redemption, you will recognize gain or loss equal to the difference between the sale or redemption proceeds and your adjusted tax basis in the debenture. Your adjusted tax basis in a debenture will generally equal your cost for the debenture increased by any OID previously included in income with respect to such debenture. Gain or loss realized on the sale, exchange or retirement of a debenture will generally be capital gain or loss and will be long-term capital gain or loss if the debenture is held for more than one year. You should consult your tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals) and losses (the deductibility of which is subject to limitations). Our election to pay interest on the debentures instead of accruing OID as a result of a tax event will not constitute a taxable exchange of the debentures, although the timing of income recognition could be affected.

   Conversion of the Debentures. The conversion of a debenture into shares of common stock will generally not be a taxable event, except with respect to cash received in lieu of a fractional share. Your basis in the shares received on conversion of a debenture will be the same as your basis in the debenture at the time of conversion (exclusive of any tax basis allocable to a fractional share), and your holding period for the shares received on conversion should include the holding period of the debenture converted, except that the holding period of shares attributable to OID may commence on the day following the date of conversion. The receipt of cash in lieu of a fractional share should generally result in capital gain or loss (measured by the difference between the cash received for the fractional share interest and your tax basis in the fractional share interest).

   Exercise of Repurchase Right. If you require us to repurchase a debenture on a repurchase date and if we issue shares of common stock in full satisfaction of the purchase price, the exchange of a debenture for shares of common stock will be treated the same as a conversion. If you require us to repurchase a debenture on a repurchase date and if we deliver a combination of cash and shares of common stock in payment of the purchase price, then, in general, (1) you will recognize gain (but not loss) to the extent that the cash and the value of the shares exceeds your adjusted tax basis in the debenture, but in no event will the amount of recognized gain exceed the amount of cash received, (2) your basis in the shares received will be the same as your basis in the debenture repurchased by us (exclusive of any basis allocable to a fractional share), decreased by the amount of cash received (other than cash received in lieu of a fractional share), and increased by the amount of gain, if any, recognized by you (other than gain with respect to a fractional share), and (3) the holding period of the shares received in the exchange will include the holding period for the debenture which was repurchased, except that the holding period of shares attributable to OID may commence on the day following the date of conversion.

   Constructive Dividend. If at any time we make a distribution of property to stockholders that would be taxable to such stockholders as a dividend for U.S. federal income tax purposes (for example, distributions of evidences of indebtedness or assets of ours, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to you. If the conversion rate is increased at our discretion or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to you.

   Ownership and Disposition of Shares of Common Stock. If you have converted debentures into shares of common stock or have received common stock on exercise of a repurchase right, distributions, if any, paid on such shares of common stock generally will be includable in your income as ordinary income to the extent made from our current or accumulated earnings and profits. Upon the sale, exchange or other disposition of shares of common stock, you generally will have a capital gain or capital loss equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in such shares. You should consult your tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals) and losses (the deductibility of which is subject to limitations).

Non-U.S. Holders

   You are a Non-U.S. holder for purposes of this discussion if you are a holder of a debenture or common stock that is not a U.S. holder, as described above.

   Withholding Tax on Payments of Principal and Original Issue Discount on Debentures. The payment by us or any paying agent of ours to you of principal (including any OID or market discount included therein) on a debenture will not be subject to U.S. federal withholding tax, provided that in the case of a payment in respect of OID:

  . you do not actually or constructively own 10% or more of the total combined voting power of all classes of our shares;

  . you are not a controlled foreign corporation that is related to us within the meaning of the Code; and

  . either (A) the beneficial owner of the debenture certifies to the applicable payor or its agent, under penalties of perjury, that it is not a U.S. holder and provides its name and address on U.S. Treasury Form W-8BEN (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution, that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the debenture, certifies under penalties of perjury that such a Form W-8BEN (or a suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

   Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder with respect to OID or market discount on a debenture if such OID or market discount is effectively connected with a U.S. trade or business of yours. Effectively connected OID or market discount received by a Non-U.S. holder that is a foreign corporation may also be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate), subject to certain adjustments. Such effectively connected OID or market discount will not be subject to withholding tax if the holder delivers the appropriate form (currently IRS Form 4224 and, beginning January 1, 2001, a Form W-8ECI) to the payor.

   Dividends. Dividends, if any, paid on shares of our common stock to you generally will be subject to a 30% U.S. federal withholding tax, subject to reduction if you are eligible for the benefits of an applicable income tax treaty. Currently, for purposes of determining whether tax is to be withheld at the 30% rate or at a reduced treaty rate, we will ordinarily presume that dividends paid to an address in a foreign country are paid to a resident of such country unless we have knowledge that such presumption is not warranted. Under Treasury Regulations effective for payments after December 31, 2000, holders will be required to satisfy certain certification requirements to claim treaty benefits. Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder on dividends that are effectively connected with your conduct of a trade or business in the United States. If you are a foreign corporation, you may also be subject to a U.S. branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to certain adjustments.

   Gain on Disposition of the Debentures and Shares of Common Stock. You generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of a debenture, including the exchange of a debenture for shares of common stock, or the sale or exchange of shares of common stock unless:

  . you are an individual present in the United States for 183 days or more in the year of such sale, exchange or redemption, and certain other conditions are met (in general, presence in the United States for 183 days would also result in your being a U.S. resident for tax purposes, and therefore a U.S. holder, under the tests discussed above);

  . in the case of an amount that is attributable to OID, you do not meet the conditions for exemption from U.S. federal withholding tax as described in "Withholding Tax on Payments of Principal and Original Issue Discount on Debentures," above;

  . the gain is effectively connected with your conduct of a United States trade or business; or

  . we are a U.S. "real property holding corporation" as defined by the Code.

   Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We do not believe that we are currently a U.S. real property holding corporation or that we will become one in the future. If we nevertheless did become a U.S. real property holding corporation then, among other circumstances, an exemption would generally apply to a Non-U.S. holder who at no time actually or constructively owned more than 5% of the outstanding debentures or more than 5% of our outstanding common stock, assuming our common stock is at all times regularly traded on an established securities market.

   U.S. Federal Estate Tax. A debenture held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such debenture would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

   U.S. Holders. Payments of interest or dividends made by us on, or the proceeds of the sale or other disposition of, the debentures or shares of common stock may be subject to information reporting and U.S. federal backup withholding tax at the rate of 31% if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit against the holder's U.S. federal income tax, provided that the required information is furnished to the IRS.

   Non-U.S. Holders. We must report annually to the IRS and to each Non-U.S. holder the amount of any dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides.

   Under current Treasury Regulations, backup withholding and information reporting will not apply to payments of principal, including cash payments in respect of OID or market discount, on the debentures to a Non-U.S. holder if the Non-U.S. holder certifies as to its Non-U.S. holder status under penalties of perjury or otherwise establishes an exemption (provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied). The payment of the proceeds of the disposition of debentures or shares of common stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-U.S. holder of debentures or shares of common stock to or through a foreign office of a broker will not be subject to backup withholding or information reporting. However, if such broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a U.S. trade or business, or, in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder's Non-U.S. status and has no actual knowledge to the contrary or unless the holder otherwise establishes an exemption. Any amount withheld under the backup withholding rules is allowable as a credit against the Non-U.S. holder's U.S. federal income tax, provided that the required information is provided to the IRS.

                             PLAN OF DISTRIBUTION

   The selling holders and their successors, which includes their transferees, pledgees or donees or their successors, may sell the debentures and the conversion shares directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

   The debentures and the common stock issuable upon their conversion may be sold in one or more transactions:

  . at fixed prices;

  . at prevailing market prices at the time of sale;

  . at varying prices determined at the time of sale; or

  . at negotiated prices.

   Such sales may be effected in transactions in the following manner:

  . on any national securities exchange or quotation service on which the debentures or the common stock may be listed or quoted at the time of sale;

  . in the over-the-counter-market;

  . in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

  . through the writing of options, whether such options are listed on an options exchange or otherwise.

   Selling holders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the debentures or the conversion shares and deliver these securities to close out such short positions, or loan or pledge the debentures or the conversion shares to broker-dealers that in turn may sell these securities.

   The aggregate proceeds to the selling holders from the sale of the debentures or conversion shares will be the purchase price of the debentures or conversion shares received by the selling holders less any discounts and commissions. The selling holders reserve the right to accept and, together with their agents, to reject, any proposed purchase of debentures or conversion shares to be made directly or through agents. ALZA will not receive any of the proceeds from this offering.

   Our outstanding common stock is listed for trading on the NYSE. We do not intend to list the debentures for trading on any national securities exchange or on Nasdaq. We cannot guarantee that any trading market will develop for the debentures.

   The debentures and the conversion shares may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the debentures and the conversion shares may not be sold unless they have been registered or qualified for sale or an exemption from registration.

   The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the debentures and the conversion shares may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the securities may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

   In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold or transferred under Rule 144 or Rule 144A rather than pursuant to this prospectus. Each selling holder has represented to ALZA that it will not sell any debentures or common stock described in this prospectus, except as described above or pursuant to Rule 144 or Rule 144A.

   If required, the specific debentures or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

                                 LEGAL MATTERS

   Heller Ehrman White & McAuliffe LLP, Palo Alto, California has issued an opinion about the enforceability of the debentures and the validity of the securities being offered by this prospectus. Shareholders of Heller Ehrman beneficially own 208,150 shares of common stock of ALZA. Julian N. Stern, a shareholder of Heller Ehrman, is a director and Secretary of ALZA.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, payable by the registrant in connection with issuance and distribution of the securities being registered. All amounts are estimated except the SEC Registration Fee.

     SEC Registration Fee............................................. $158,631
     Printing and Engraving...........................................   60,000
     Accounting Fees and Expenses.....................................   10,000
     Legal Fees and Expenses..........................................   25,000
     Miscellaneous....................................................   21,369
                                                                       --------
       Total.......................................................... $275,000
                                                                       ========

Item 15. Indemnification of Directors and Officers

   Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his or her fiduciary duty as a director, except in the case where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. ALZA's Restated Certificate of Incorporation contains a provision that eliminates directors' personal liability as set forth above.

   Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

   In addition, Article 8 of ALZA's Restated Certificate of Incorporation provides as follows:

   Limitation of Liability and Indemnification of Directors.

   (a) Elimination of Certain Liability of Directors. No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

   (b) Indemnification and Insurance.

     (1) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative
  (a "proceeding"), because he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans), whether the basis of the proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than that law permitted the corporation to provide before such amendment), against all expense, liability and loss (including attorneys' fees, judgments, penalties, fines, Employee Retirement Income Security Act of 1974 excise taxes or penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the corporation. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification conferred by this Section shall be a contract right which may not be retroactively amended and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service with respect to an employee benefit plan) in advance of the final disposition of the proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if ultimately it shall be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the corporation with the same scope and effect as the indemnification of directors and officers.

     (2) Nonexclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

     (3) Insurance. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

   ALZA has purchased directors and officers liability insurance which would indemnify the directors and officers of ALZA against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as an officer and/or director.

Item 16. Exhibits

 Exhibit
   No.                                 Description
 -------                               -----------
  4.1    Indenture, dated as of July 28, 2000, between ALZA Corporation and The
         Chase Manhattan Bank and Trust Company, National Association, as
         Trustee (1)


  4.2    Form of Debenture (included in Exhibit 4.1)


  4.3    Registration Rights Agreement, dated July 24, 2000, among ALZA
         Corporation, Credit Suisse First Boston Corporation, Chase Securities,
         Inc. and Morgan Stanley & Co., Incorporated (1)


  5.1    Opinion of Heller Ehrman White & McAuliffe LLP


 12.1    Statement re Computation of Ratios*


 23.1 Consent of Heller Ehrman White & McAuliffe LLP (contained in opinion filed as Exhibit 5.1)


 23.2    Consent of Ernst & Young LLP, Independent Auditors*


 24.1    Power of Attorney*


 25.1    Statement of Eligibility of Trustee*

--------

*  Previously filed.

(1) Incorporated by reference to ALZA's Current Report on Form 8-K, filed on August 10, 2000.

Item 17. Undertakings

A. The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

      (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

   Provided, however, that paragraphs (1)(a) and (1)(b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offering herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the registrant's Restated Certificate of Incorporation and Bylaws, and the Delaware General Corporation Law, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person for liabilities arising under the Act in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against policy as expressed in the Act and will be governed by the final adjudication of such issue.

D. The undersigned registrant hereby undertakes to file an application for the purposes of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Act.

                                   SIGNATURE

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California on November 1, 2000.

                                          Alza Corporation

                                                   /s/ Ernest Mario
                                          By: _________________________________

                                             Dr. Ernest Mario

                                             Chairman of the Board, Chief
                                             Executive Officer and Director


   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signature                            Title                        Date
             ---------                            -----                        ----

        /s/ Ernest Mario            Chairman of the Board, Chief        November 1, 2000
 _________________________________  Executive Officer and Director
         Dr. Ernest Mario           (Principal Executive Officer)

                 *                                                      November 1, 2000
 _________________________________
         Dr. William Brody          Director

                 *                                                      November 1, 2000
 _________________________________
       Dr. Robert J. Glaser         Director

                 *                                                      November 1, 2000
 _________________________________
      Dr. I. Craig Henderson        Director

                 *                                                      November 1, 2000
 _________________________________
          Dean O. Morton            Director

                 *                                                      November 1, 2000
 _________________________________
         Denise M. O'Leary          Director

                 *                                                      November 1, 2000
 _________________________________
            Isaac Stein             Director

                 *                                                      November 1, 2000
 _________________________________
          Julian N. Stern           Director

                 *                  Senior Vice President and Chief     November 1, 2000
 _________________________________  Financial Officer (Principal
          Matthew K. Fust           Financial and Accounting Officer)

        /s/ Ernest Mario
 *By: ____________________________
         Dr. Ernest Mario
        As Attorney-in-Fact

                               INDEX TO EXHIBITS

 Exhibit
   No.                                 Description
 -------                               -----------
  4.1    Indenture, dated as of July 28, 2000, between ALZA Corporation and The
         Chase Manhattan Bank and Trust Company, National Association, as
         Trustee(1)
  4.2    Form of Debenture (included in Exhibit 4.1)
  4.3    Registration Rights Agreement, dated July 24, 2000, among ALZA
         Corporation, Credit Suisse First Boston Corporation, Chase Securities,
         Inc. and Morgan Stanley & Co., Incorporated(1)
  5.1    Opinion of Heller Ehrman White & McAuliffe LLP
 12.1    Statement re Computation of Ratios*
 23.1    Consent of Heller Ehrman White & McAuliffe LLP (contained in opinion filed as Exhibit 5.1)
 23.2    Consent of Ernst & Young LLP, Independent Auditors*
 24.1    Power of Attorney*
 25.1    Statement of Eligibility of Trustee*

--------
(1) Incorporated by reference to ALZA's Current Report on Form 8-K filed on August 10, 2000.

 * Previously filed.